Exhibit (a)(1)(i)

Offer to Purchase for Cash

up to 15,604,288 Outstanding Shares of Common Stock

of

Foundation Medicine, Inc.

at

$50.00 Net Per Share

by

Roche Holdings, Inc.

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF THE DAY ON MONDAY, MARCH 2, 2015, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

THIS OFFER IS BEING MADE PURSUANT TO THE TRANSACTION AGREEMENT (THE “TRANSACTION AGREEMENT”), DATED AS OF JANUARY 11, 2015, BETWEEN FOUNDATION MEDICINE, INC., A DELAWARE CORPORATION (“FMI” OR THE “COMPANY”), AND ROCHE HOLDINGS, INC., A DELAWARE CORPORATION (“PURCHASER”). PURCHASER IS OFFERING TO PURCHASE UP TO 15,604,288 OF THE SHARES OF COMMON STOCK (THE “SHARES”), PAR VALUE $0.0001 PER SHARE, OF FMI FOR $50.00 PER SHARE, NET TO THE SELLER IN CASH, WITHOUT INTEREST AND LESS ANY REQUIRED WITHHOLDING TAXES, UPON THE TERMS AND SUBJECT TO THE CONDITIONS SET FORTH IN THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL (WHICH, TOGETHER WITH ANY AMENDMENTS OR SUPPLEMENTS HERETO AND THERETO, COLLECTIVELY CONSTITUTE THE “OFFER”). UNDER NO CIRCUMSTANCES WILL WE PAY INTEREST ON THE CONSIDERATION PAID FOR SHARES IN THE OFFER, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING SUCH PAYMENT.

THE BOARD OF DIRECTORS OF FMI HAS DULY AND UNANIMOUSLY (I) APPROVED THE TRANSACTION AGREEMENT AND DECLARED THE TRANSACTION AGREEMENT, THE OFFER AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE TRANSACTION AGREEMENT TO BE ADVISABLE AND IN THE BEST INTERESTS OF FMI’S STOCKHOLDERS; AND (II) RECOMMENDED THAT THE HOLDERS OF SHARES ACCEPT THE OFFER AND TENDER THEIR SHARES IN THE OFFER.

THE OFFER IS NOT CONDITIONED ON OBTAINING FINANCING OR THE FUNDING THEREOF. HOWEVER, THE OFFER IS SUBJECT TO VARIOUS OTHER CONDITIONS, AND A SUMMARY OF THE PRINCIPAL TERMS OF THE OFFER, INCLUDING SUCH CONDITIONS, APPEARS ON PAGES (1) THROUGH (6).

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD READ BOTH CAREFULLY BEFORE DECIDING WHETHER TO TENDER YOUR SHARES.

February 2, 2015

IMPORTANT

If you desire to tender all or any portion of your Shares in the Offer, this is what you must do:

•	If you are a record holder (i.e., a stock certificate or uncertificated stock has been issued to you), you must complete and sign the enclosed Letter of Transmittal, in accordance with the instructions provided therein, and send it with your stock certificate to Citibank, N.A., the depositary for the Offer (the “Depositary”), or follow the procedures for book-entry transfer set forth in Section 3 of this Offer to Purchase. These materials must reach the Depositary prior to the expiration of the Offer. Detailed instructions are contained in the Letter of Transmittal and in “The Offer—Section 3—Procedures for Tendering Shares” of this Offer to Purchase.

•	If you are a record holder and your stock is certificated but your stock certificate is not available or you cannot deliver it to the Depositary prior to the expiration of the Offer, you may be able to tender your Shares using the enclosed Notice of Guaranteed Delivery. Please call MacKenzie Partners, Inc., the information agent for the Offer, toll free, at (800) 322-2885 (or please call (212) 929-5500 (collect) if you are located outside the U.S. or Canada) for assistance. See “The Offer—Section 3—Procedures for Tendering Shares” for further details.

•	If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered.

The Letter of Transmittal, the certificates for the Shares and any other required documents must reach the Depositary prior to the expiration of the Offer (currently scheduled for 12:00 midnight, New York City time, at the end of the day on Monday, March 2, 2015, unless the Offer is extended or earlier terminated), unless the procedures for guaranteed delivery described in “The Offer—Section 3—Procedures for Tendering Shares” of this Offer to Purchase are followed.

This transaction has not been approved or disapproved by the U.S. Securities and Exchange Commission (the “SEC”) or any state securities commission nor has the SEC or any state securities commission passed upon the fairness or merits of this transaction or upon the accuracy or adequacy of the information contained in this Offer to Purchase or the Letter of Transmittal. Any representation to the contrary is unlawful.

* * *

Questions and requests for assistance may be directed to the information agent at the address and telephone number set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the information agent or from your broker, dealer, commercial bank, trust company or other nominee. Copies of these materials may also be found at the website maintained by the SEC at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

i

SUMMARY TERM SHEET

Roche Holdings, Inc. (“Purchaser”) is offering to purchase up to 15,604,288 of the outstanding shares of common stock, par value $0.0001 per share, of Foundation Medicine, Inc. (“FMI” or the “Company”) for $50.00 per share (the “Offer Price”), net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal and pursuant to the Transaction Agreement, dated as of January 11, 2015, between FMI and Purchaser (the “Transaction Agreement”). The following are some of the questions you, as an FMI stockholder, may have, and answers to those questions. This summary term sheet is not meant to be a substitute for the information contained in the remainder of this Offer to Purchase, and you should carefully read this Offer to Purchase and the accompanying Letter of Transmittal in their entirety because the information in this summary term sheet is not complete and additional important information is contained in the remainder of this Offer to Purchase and the related Letter of Transmittal. This summary term sheet includes cross-references to other sections of this Offer to Purchase to direct you to the sections of the Offer to Purchase containing a more complete description of the topics covered in this summary term sheet. Unless the context otherwise requires, the terms “we,” “our” and “us” refer to Purchaser.

Securities Sought	Up to 15,604,288 of the outstanding shares of common stock, par value $0.0001 per share, of FMI.

Price Offered Per Share	$50.00, net to the seller in cash, without interest, but subject to any required withholding of taxes.

Scheduled Expiration of Offer	12:00 midnight, New York City time, at the end of the day on Monday, March 2, 2015, unless the Offer is extended or earlier terminated.

Purchaser	Roche Holdings, Inc., a Delaware corporation.

Who is offering to buy my securities?

Our name is Roche Holdings, Inc. We are a Delaware corporation and an indirect wholly owned subsidiary of Roche Holding Ltd, a Swiss joint-stock company (“Parent”). We were formed in 1987 to act as a holding company for substantially all of the United States operations of Parent. See the “Introduction” to this Offer to Purchase and “The Offer—Section 9—Certain Information Concerning Purchaser and Parent.”

What securities are you offering to purchase?

We are offering to purchase up to 15,604,288 of the outstanding common stock, par value $0.0001 per share, of FMI, on the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal. We refer to each share of FMI common stock as a “share.” See the “Introduction” to this Offer to Purchase and “The Offer—Section 1—Terms of the Offer.”

What happens if more than 15,604,288 of the outstanding shares are validly tendered in the Offer and not validly withdrawn?

In the event of an over-subscription by stockholders in the Offer, the number of shares validly tendered and not validly withdrawn prior to the expiration of the Offer will be subject to proration as described herein so that the aggregate number of shares accepted for payment by Purchaser will be 15,604,288 (with fractional shares rounded to the nearest whole share). We will determine if such proration is necessary and announce the final results of the proration promptly (and in any event within three business days) after the expiration of the period during which stockholders may satisfy shares tendered in the Offer pursuant to notices of guaranteed delivery.

Why are you making the Offer?

We are making the Offer to acquire a majority equity interest in FMI. Pursuant to the Transaction Agreement and subject to the conditions set forth therein, immediately following the time Purchaser accepts for payment shares tendered in the Offer (such time, the “Acceptance Time”), Purchaser will make a primary investment in FMI of $250 million in cash in exchange for 5,000,000 newly issued shares (the “Issuance Shares”) at a price of $50.00 per share (the “Issuance”) so that, when combined with the shares acquired in the Offer and the 414,823 shares already owned by Parent and its subsidiaries, Purchaser and its affiliates will own at least 52.4%, and up to approximately 56.3%, of the outstanding shares of FMI on a fully diluted basis. Following consummation of the Offer and Issuance, Purchaser will have certain board designation and other governance rights, anti-dilution protection and registration rights, and will be subject to certain standstill and transfer restrictions and certain obligations with respect to the voting rights of its shares (including the shares acquired in connection with the Offer and Issuance). See “The Offer—Section 13—The Transaction Documents—Investor Rights Agreement”.

How much are you offering to pay for my securities and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $50.00 per share, net to the seller in cash, without interest and less any required withholding taxes. If you are the record holder of your shares (i.e., a stock certificate or uncertificated stock has been issued to you) and you directly tender your shares to us in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your shares through a broker, dealer, commercial bank, trust company or other nominee, and your broker, dealer, commercial bank, trust company or other nominee tenders your shares on your behalf, they may charge you a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply. See the “Introduction” to this Offer to Purchase.

Do you have the financial resources to pay for the shares?

Yes. Based upon FMI’s filings with the SEC and more recent information provided to us by FMI, we estimate that we will need approximately $1.03 billion to acquire the Issuance Shares and the Shares acquired pursuant to the Offer, to pay related fees and expenses and to pay all other amounts that may become due and payable as a result of the Offer and the Issuance. We expect to obtain these funds from our general corporate funds or, if necessary, from contributions or advancements by Parent and its controlled affiliates. We, Parent or its controlled affiliates may choose to issue commercial paper or new bonds to obtain certain of such funds, but there is no agreement in place for any such debt financing nor have plans or arrangements been made to repay such possible debt financing, if entered into, except out of our and Parent’s and its controlled affiliates’ ordinary course cash flows. If no such debt financing is consummated, all of our funds will be obtained from our or Parent’s or its controlled affiliates’ general corporate funds.

The Offer is not conditioned upon any financing arrangements or the funding thereof. See “The Offer—Section 10—Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender in the Offer?

No. We do not think our financial condition is relevant to your decision whether to tender shares and accept the Offer because:

•	the Offer is being made solely for cash;

•	as described above, we will have sufficient funds (including, if necessary, through our Parent and its controlled affiliates) to purchase up to 15,604,288 shares validly tendered and not validly withdrawn, in the Offer and to the Shares to be issued in the Issuance, which is expected to occur immediately following the Acceptance Time; and

•	consummation of the Offer is not subject to any financing condition.

See “The Offer—Section 10—Source and Amount of Funds.”

What are the most significant conditions to the Offer?

The Offer is conditioned upon, among other things:

•	there being validly tendered in accordance with the terms of the Offer and not validly withdrawn, prior to the expiration of the Offer, a number of shares (excluding shares tendered pursuant to notices of guaranteed delivery for which shares have not been delivered) that, when added to the shares already owned by Parent and its subsidiaries (including Purchaser) and assuming completion of the Issuance, represents at least 52.4% of the outstanding shares on a fully diluted basis (which we refer to as the “Minimum Condition”);

•	the expiration or termination of the applicable waiting period (and any extension thereof) or receipt of clearance under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, and the regulations promulgated thereunder (the “HSR Act”), or any other applicable law designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, restraint of trade or lessening of competition through acquisition or agreement (“Antitrust Law”), and in each case, any such waiting period shall not have terminated or expired, or any such notice or approval shall not have been obtained, subject to or conditioned upon (1) any limitation on the ability of Purchaser or any of its affiliates effectively to exercise full rights of ownership of the shares to be acquired by Purchaser in the Offer or the Issuance, including the right to vote any such shares on all matters properly presented to FMI’s stockholders or to exercise any of its rights under the Investor Rights Agreement (as defined below), or (2) any requirement that Purchaser, FMI or any of their respective affiliates take any action not required to be taken pursuant to the terms of the Transaction Agreement;

•	the receipt of the required approvals of FMI stockholders as described below;

•	the consummation of the Issuance immediately following the Acceptance Time;

•	the amendment of FMI’s certificate of incorporation (the “Company Charter Amendment”) and the changes to the composition of FMI’s board of directors as contemplated by the Transaction Agreement and the Investor Rights Agreement as defined below;

•	each of the Collaboration Agreements (as defined below) and the Investor Rights Agreement continuing in full force and effect; and

•	the approval of the Issuance Shares for listing on the NASDAQ Global Select Market.

Other conditions to the Offer are described in “The Offer—Section 15—Conditions to the Offer.” See also “The Offer— Section 16—Certain Legal Matters; Regulatory Approvals.” Consummation of the Offer is not conditioned on obtaining financing or the funding thereof.

Is the approval of FMI’s stockholders required to consummate the Offer and Issuance?

Yes. Pursuant to the Transaction Agreement, prior to the expiration of the Offer, FMI is obligated to convene and hold a meeting of its stockholders to approve the Transaction Agreement and the transactions contemplated thereby, the Company Charter Amendment and certain anti-dilution rights granted to Purchaser under the Investor Rights Agreement. The affirmative vote of the holders of (i) 75% of the outstanding shares is required to approve the Company Charter Amendment relating to the declassification of the FMI’s board of directors, (ii) a majority of the outstanding shares is required to approve the Company Charter Amendment relating to corporate opportunities and (iii) a majority of the votes properly cast at the stockholder meeting for and against a proposal is required to approve each of the other proposals. See “The Offer—Section 12—Purpose of the Offer; Plans for FMI; Stockholder Approval; Appraisal Rights—Stockholder Approval.” See also “The Offer—Section 15—Conditions to the Offer.”

Is there an agreement governing the Offer?

Yes. FMI and Purchaser have entered into the Transaction Agreement. Pursuant to the Transaction Agreement, the parties have agreed to, among other things, the terms and conditions of the Offer and the Issuance. See the “Introduction” to this Offer to Purchase and “The Offer—Section 13—The Transaction Documents—The Transaction Agreement.”

Are there any other transactions related to the Offer between Purchaser and its affiliates and the Company?

Yes. Concurrently with the entry into the Transaction Agreement, the Company and Purchaser (or one or more of its affiliates) entered into the following additional agreements, each of which will become effective only if the Offer is consummated:

•	an investor rights agreement, pursuant to which Purchaser will have certain board designation and other governance rights and anti-dilution protection and registration rights, and will be subject to certain standstill and transfer restrictions and certain obligations with respect to the voting of its shares (the “Investor Rights Agreement”);

•	collaboration agreements, pursuant to which Purchaser and FMI agree to collaborate in (i) the conduct of certain research and development, (ii) the expansion of commercialization efforts for FMI’s products, (iii) discussions around future collaboration for the development and commercialization of IVD kits and (iv) the provision of medical information to pathologists and laboratories (collectively, the “Collaboration Agreements”); and

•	a tax sharing agreement, pursuant to which Purchaser may consolidate FMI and its subsidiaries into a consolidated, combined or unitary income tax group for certain state and local tax jurisdictions following the Offer and the Issuance.

For more detailed descriptions of each of these agreements, see “The Offer—Section 13—The Transaction Documents.”

What does FMI’s board of directors think about the Offer?

FMI’s board of directors unanimously:

•	approved the Transaction Agreement and declared the Transaction Agreement, and the other agreements contemplated thereby, and the transactions contemplated thereby (including the Offer, the Issuance and the Company Charter Amendment) to be advisable and in the best interests of FMI’s stockholders; and

•	recommended that the holders of the shares accept the Offer and tender their shares in the Offer.

FMI will file a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 with the Securities and Exchange Commission (the “SEC”) indicating the approval of the Transaction Agreement, the Offer, the Issuance and the other transactions contemplated by the Transaction Agreement by its board of directors and recommending that FMI’s stockholders tender their shares in the Offer.

See “The Offer—Section 11—Background of the Offer; Contacts with FMI” and “The Offer—Section 13—The Transaction Documents—The Transaction Agreement.”

How long do I have to decide whether to tender my shares in the Offer?

You have until at least 12:00 midnight, New York City time, at the end of the day on Monday, March 2, 2015, to decide whether to tender your shares in the Offer. See “The Offer—Section 1—Terms of the Offer.” If

you cannot deliver everything required to make a valid tender to the Depositary, prior to such time, you may be able to use a guaranteed delivery procedure, which is described in “The Offer—Section 3—Procedures for Tendering Shares.” In addition, if we extend the Offer as described below under “Introduction” to this Offer to Purchase, you will have additional time to tender your shares. Please be aware that if your shares are held by a broker, dealer, commercial bank, trust company or other nominee, they may require advance notification before the expiration time of the Offer.

When and how will I be paid for my tendered shares?

If the conditions to the Offer set forth in “The Offer—Section 15—Conditions to the Offer” are satisfied or waived as of the expiration of the Offer, we will accept for payment, subject to any necessary proration, all validly tendered and not validly withdrawn shares as soon as practicable after the date of expiration of the Offer.

We will pay for your validly tendered and not validly withdrawn shares by depositing the purchase price with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for tendered shares will be made only after timely receipt by the Depositary of certificates for such shares (or of a confirmation of a book-entry transfer of such shares as described in “The Offer—Section 3—Procedures for Tendering Shares”), a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other required documents for such shares.

In all cases, payment for shares validly tendered and accepted for payment pursuant to the Offer will be made promptly. We note that, if proration is required, we expect to announce the final results of the proration within three business days after the expiration of the Offer and to begin paying for shares promptly thereafter.

Can the Offer be extended and under what circumstances?

Yes. If at the scheduled expiration date of the Offer, including following a prior extension, any condition to the Offer has not been satisfied or waived, we will extend the Offer for one or more consecutive periods of not more than ten business days (or for such longer period as may be agreed by FMI) until such time as such conditions shall have been satisfied or waived (unless the Minimum Condition is the only condition to the Offer that has not been satisfied or waived, in which case we are only required to extend the Offer for a period of ten days thereafter), provided that we are not obligated to extend the Offer beyond October 11, 2015. In addition, we will extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff or the rules and regulations of the NASDAQ Stock Market or applicable law. Approval of these matters by FMI stockholders is a condition to the completion of the Offer. Thus, subject to the other terms and conditions of the Transaction Agreement, it is expected that the Expiration Date will not occur prior to such stockholder meeting.

See “The Offer—Section 1—Terms of the Offer.”

Will you provide a subsequent offering period?

No. The Transaction Agreement and SEC rules do not provide us with the ability to offer a subsequent offering period.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform the Depositary of that fact and will make a public announcement of the extension no later than 9:00 a.m., New York City time, on the business day after the day on which the Offer was scheduled to expire.

Have any stockholders already agreed to tender their shares in the Offer?

Yes. Certain stockholders of the Company have entered into tender and support agreements with Purchaser pursuant to which, among other things, those stockholders have agreed (i) to vote 100% of their Shares to approve and adopt the Transaction Agreement and the other transactions contemplated thereby (including the Issuance), Purchaser’s anti-dilution rights under the Investor Rights Agreement and the Company Charter Amendment at any meeting of the stockholders of FMI and (ii) to tender at least 50% of their respective shares in the Offer or, if it would result in a higher participation in the Offer, a number of shares in proportion to the other stockholders of the Company who are not parties to the tender and support agreements. These stockholders collectively beneficially own approximately 31% of the outstanding shares.

In addition, if the shares tendered in the Offer, when combined with the Issuance Shares and existing shares owned by Parent and its subsidiaries (including Purchaser), are not sufficient to satisfy the Minimum Condition, then under the tender and support agreements, certain of these stockholders have agreed to tender up to 100% of their shares in order to satisfy the Minimum Condition. “The Offer—Section 13—The Transaction Documents—The Tender and Support Agreements.”

How do I tender my shares?

If you wish to accept the Offer, this is what you must do:

•	If you are a record holder (i.e., a stock certificate or uncertificated stock has been issued to you), you must complete and sign the enclosed Letter of Transmittal and send it with your stock certificate to the Depositary or follow the procedures for book-entry transfer set forth in Section 3 of this Offer to Purchase. These materials must reach the Depositary prior to the expiration of the Offer. Detailed instructions are contained in the Letter of Transmittal and in “The Offer—Section 3—Procedures for Tendering Shares.”

•	If you are a record holder and your stock is certificated, but your stock certificate is not available or you cannot deliver it to the Depositary prior to the expiration of the Offer, you may be able to tender your shares using the enclosed Notice of Guaranteed Delivery. Please call MacKenzie Partners, Inc., the information agent for the Offer (the “Information Agent”), toll free, at (800) 322-2885 (or please call (212) 929-5500 (collect)) if you are located outside of the U.S. or Canada) for assistance. See “The Offer—Section 3—Procedures for Tendering Shares” for further details.

•	If you hold your shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your shares be tendered.

How do I tender shares that are not represented by a certificate?

If you directly hold uncertificated shares in an account with FMI’s transfer agent, American Stock Transfer & Trust Company, LLC, you should follow the instructions for book-entry transfer of your shares as described in Section 3 of this Offer to Purchase and in the attached Letter of Transmittal. If you hold your uncertificated FMI shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your FMI shares be tendered.

Until what time can I withdraw tendered shares?

You can withdraw some or all of the shares that you previously tendered in the Offer at any time prior to the expiration time of the Offer (as it may be extended from time to time). Further, if we have not accepted your shares for payment by April 3, 2015, you may withdraw them at any time after April 3, 2015. Once we accept your tendered shares for payment upon expiration of the Offer, however, you will no longer be able to withdraw them. See “The Offer—Section 4—Withdrawal Rights.”

How do I withdraw tendered shares?

To withdraw shares, you must deliver a written notice of withdrawal, or a facsimile of one, which includes the required information, to the Depositary while you have the right to withdraw the shares. If you tendered shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange to withdraw the shares. See “The Offer—Section 4—Withdrawal Rights.”

Can holders of stock options, restricted stock units and/or restricted shares participate in the Offer?

The Offer is only for shares of common stock of FMI that are not subject to vesting conditions and not for any options to purchase shares (“Stock Options”), restricted stock units (“RSUs”) or restricted shares (meaning shares subject to vesting conditions) (“Restricted Shares”). If you hold unexercised Stock Options and you wish to participate in the Offer, you must exercise your Stock Options (to the extent they are vested and exercisable) in accordance with the terms of the applicable FMI equity incentive plan and award agreement, and tender the shares received upon the exercise in accordance with the terms of the Offer. Holders of unvested or unexercisable Stock Options will be unable to exercise such Stock Options and are not eligible to participate in the Offer with respect to the shares underlying such Stock Options. Holders of RSUs and/or Restricted Shares (including Restricted Shares acquired upon the exercise of an unvested Stock Option) are not eligible to participate in the Offer with respect to such RSUs and/or Restricted Shares.

If I decide not to tender, how will the Offer affect my shares?

If the Offer is consummated, FMI stockholders not tendering their shares in the Offer will continue to own their shares in FMI and to participate in the future performance of FMI (subject to dilution as a result of the Issuance). FMI is expected to remain a public company listed on the NASDAQ Global Select Market. FMI stockholders that do not tender their shares pursuant to the Offer may be able to sell their shares in the future on the NASDAQ Global Select Market, or otherwise, at a net price higher or lower than the Offer Price. However, we can give no assurance as to the price at which an FMI stockholder may be able to sell his, her or its shares in the future.

If the Minimum Condition is not satisfied because an insufficient number of shares are tendered in the Offer, then neither the Offer nor the other transactions contemplated by the Transaction Agreement (including the Collaboration Agreements described in this Offer to Purchase) will be consummated. There can be no assurance as to the effect that a failure to consummate the Offer and the other transactions contemplated by the Transaction Agreement may have on the price of the Company’s shares.

See “The Offer—Section 7—Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration under the Exchange Act; Margin Regulations” and “The Offer—Section 13—The Transaction Documents—The Transaction Agreement.”

Are appraisal rights available in the Offer?

No appraisal rights are available in connection with the Offer. See “The Offer—Section 12—Purpose of the Offer; Plans for FMI; Stockholder Approval; Appraisal Rights—Appraisal Rights.”

What is the market value of my shares as of a recent date?

On January 9, 2015, the last full trading day before we announced our intention to commence the Offer, the reported closing sale price of the shares on NASDAQ was $23.93 per Share. On January 30, 2015, the last full trading day before the date of this Offer to Purchase, the reported closing sale price of the shares on NASDAQ was $47.66 per Share. Please obtain a recent quotation for the shares before deciding whether or not to tender your shares.

What are the U.S. federal income tax consequences of exchanging my shares pursuant to the Offer?

In general, your exchange of shares for cash pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or non-U.S. income or other tax laws. You should consult your tax advisor about the tax consequences to you of exchanging your shares pursuant to the Offer in light of your particular circumstances. See “The Offer—Section 5—Certain U.S. Federal Income Tax Consequences.”

Who can I talk to if I have questions about the Offer?

You can call MacKenzie Partners, Inc., the Information Agent, toll free, at (800) 322-2885 (or please call (212) 929-5500 (collect) if you are located outside the U.S. or Canada). See the back cover of this Offer to Purchase.

To the Stockholders of Foundation Medicine, Inc.:

INTRODUCTION

Roche Holdings, Inc., a Delaware corporation (“Purchaser”), is offering to purchase up to 15,604,288 of the outstanding shares (the “Shares”) of common stock, par value $0.0001 per share, of Foundation Medicine, Inc., a Delaware corporation (“FMI” or the “Company”), for $50.00 per Share (the “Offer Price”), net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the “Offer”). Unless the context requires otherwise, the terms “we,” “our” and “us” refer to Purchaser.

You will not be required to pay brokerage fees, commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, stock transfer taxes on the exchange of Shares for cash pursuant to the Offer. However, if you do not complete and sign the IRS Form W-9 that is included in the Letter of Transmittal (or other applicable form), you may be subject to backup withholding at a current rate of 28% on the gross proceeds payable to you. See “The Offer—Section 3—Procedures for Tendering Shares—Backup U.S. Federal Income Tax Withholding.” Stockholders with Shares held in street name by a broker, dealer, commercial bank, trust company or other nominee should consult with their nominee to determine if they will be charged any transaction fees. We will pay all charges and expenses of Citibank, N.A., the depositary for the Offer (the “Depositary”), and MacKenzie Partners, Inc., the information agent for the Offer (the “Information Agent”), incurred in connection with the Offer. See “The Offer—Section 17—Fees and Expenses.”

We are making the Offer pursuant to the Transaction Agreement, dated as of January 11, 2015 (the “Transaction Agreement”), between FMI and Purchaser. The Transaction Agreement provides, among other things, that subject to the satisfaction or waiver of the other conditions set forth in the Transaction Agreement, immediately after the time Purchaser accepts for payment Shares tendered into the Offer (such time, the “Acceptance Time”), Purchaser will make a primary investment in FMI of $250 million in cash in exchange for 5,000,000 newly issued Shares (the “Issuance Shares”) at a price of $50.00 per share (the “Issuance” and, together with the Offer, the “Investment”) so that when combined with the Shares acquired pursuant to the Offer, we will own a number of Shares that, when added to the Shares already owned by Roche Holding Ltd, a Swiss joint-stock company (“Parent”), and its subsidiaries (including Purchaser), represents at least 52.4% and up to approximately 56.3% of the outstanding Shares of FMI on a fully diluted basis. The Issuance is subject to the satisfaction or waiver of certain conditions described in “The Offer—Section 13—The Transaction Documents—The Transaction Agreement—Conditions to the Issuance.” “The Offer—Section 13—The Transaction Documents—The Transaction Agreement” contains a more detailed description of the Transaction Agreement. “The Offer Section—5—Certain U.S. Federal Income Tax Consequences” describes certain U.S. federal income tax consequences of the sale of Shares in the Offer.

The Offer is being made only for Shares that are not subject to vesting conditions and is not made for any options to purchase Shares, restricted stock units or restricted Shares (including restricted Shares acquired upon the exercise of an unvested stock option).

The board of directors of FMI (the “FMI Board”) has duly and unanimously (i) approved the Transaction Agreement and declared the Transaction Agreement, the Offer, the Issuance and the other transactions contemplated by the Transaction Agreement to be advisable and in the best interests of FMI’s stockholders; and (ii) recommended that the holders of Shares accept the Offer and tender their Shares in the Offer.

FMI will file its Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with the United States Securities and Exchange Commission (the “SEC”) and disseminate the Schedule 14D-9 to holders of Shares, in connection with the Offer. The Schedule 14D-9 will include a more complete description of the FMI Board’s reasons for authorizing and approving the Transaction Agreement and the transactions contemplated thereby and therefore stockholders are encouraged to review the Schedule 14D-9 carefully and in its entirety.

The Offer is conditioned upon, among other things, (i) there being validly tendered in accordance with the terms of the Offer and not validly withdrawn, prior to the expiration of the Offer, a number of Shares (excluding Shares tendered pursuant to notices of guaranteed delivery for which Shares have not been delivered) that, when added to the Shares already owned by Parent and its subsidiaries (including Purchaser), and assuming completion of the Issuance, represents at least 52.4% of the outstanding Shares on a fully diluted basis (the “Minimum Condition”); (ii) the expiration or termination of the applicable waiting period (and any extension thereof) or receipt of clearance under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, and the regulations promulgated thereunder (the “HSR Act”), or any other applicable law designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, restraint of trade or lessening of competition through acquisition or agreement (“Antitrust Law”), and in each case, any such waiting period shall not have terminated or expired, or any such notice or approval shall not have been obtained, subject to or conditioned upon (1) any limitation on the ability of Purchaser or any of its affiliates effectively to exercise full rights of ownership of the Shares to be acquired by Purchaser in the Offer or the Issuance, including the right to vote any such Shares on all matters properly presented to FMI’s stockholders or the exercise any of its rights under the Investor Rights Agreement (as defined below), or (2) any requirement that Purchaser, FMI or any of their respective affiliates to take any action not required to be taken pursuant to the terms of the Transaction Agreement (such requirements, collectively, the “Regulatory Condition”); (iii) the receipt of the Company Stockholder Approval (as defined below); (iv) each of the Collaboration Agreements (as defined below) and the Investor Rights Agreement continuing in full force and effect; and (v) the approval of the Issuance Shares for listing on the NASDAQ Global Select Market (“NASDAQ”). The Offer is not conditioned upon Purchaser obtaining financing or the funding thereof. These and other conditions to the Offer are described in “The Offer—Section 15—Conditions to the Offer” and “The Offer—Section 16—Certain Legal Matters; Regulatory Approvals.”

According to FMI, as of the close of business on January 9, 2015, the most recent practicable date, there were (i) 28,374,903 Shares issued and outstanding, of which 150,697 were restricted Shares, (ii) no Shares of preferred stock issued or outstanding, (iii) 1,373,547 Shares reserved and available for future issuance under FMI’s equity incentive plans and (iv) 788,503 Shares reserved and available for future issuance under the FMI 2013 Employee Stock Purchase Plan.

Assuming no additional Shares are issued prior to the expiration of the Offer, we anticipate that the Minimum Condition would be satisfied if approximately 14,148,257 Shares are validly tendered in the Offer and not validly withdrawn.

Following the consummation of the Offer and the Issuance, the directors of the Company will be the directors specified in the Investor Rights Agreement. See “The Offer—Section 13—The Transaction Documents—Investor Rights Agreement.”

The Offer is conditioned upon the fulfillment of the conditions described in “The Offer—Section 15—Conditions to the Offer.” The Offer will expire at 12:00 midnight, New York City time, at the end of the day on Monday, March 2, 2015, unless we extend the Offer. See “The Offer—Section 13—The Transaction Documents—The Transaction Agreement—Extensions of the Offer.”

This Offer to Purchase does not constitute a solicitation of proxies, and Purchaser is not soliciting proxies in connection with the Offer.

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD CAREFULLY READ BOTH IN THEIR ENTIRETY BEFORE YOU MAKE A DECISION WITH RESPECT TO THE OFFER.

THE OFFER

1.	Terms of the Offer.

Upon the terms and subject to the conditions set forth in the Offer, we will accept for payment and pay for up to 15,604,288 Shares (the “Maximum Shares”) that are validly tendered and not validly withdrawn in accordance with the procedures set forth in “The Offer—Section 3—Procedures for Tendering Shares” on or prior to the Expiration Time. “Expiration Time” means 12:00 midnight, New York City time, at the end of the day on Monday, March 2, 2015, unless the Offer is extended or earlier terminated, in which event “Expiration Time” means the latest time and date at which the Offer, as so extended, expires. No “subsequent offering period” in accordance with Rule 14d-11 of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), will be available.

If more than the Maximum Shares are validly tendered and not validly withdrawn prior to the Expiration Time, Purchaser will, upon the terms and subject to the conditions of the Offer, purchase up to the Maximum Shares on a pro rata basis (with adjustments to avoid purchases of fractional shares). In such an event, Purchaser will purchase from each tendering FMI stockholder a number of Shares equal to the product of (i) the quotient of (x) the number of Shares such FMI stockholder validly tendered and did not validly withdraw prior to the Expiration Time, divided by (y) the total number of Shares validly tendered and not validly withdrawn by all FMI stockholders prior to the Expiration Time, and (ii) 15,604,288 (with fractional Shares rounded to the nearest whole Share). If proration of Shares is required, we will announce the final results of proration promptly after the expiration of the period during which FMI stockholders may satisfy Shares tendered in the Offer pursuant to Notices of Guaranteed Delivery (and in any event within three business days). Holders of Shares may obtain preliminary results of proration from the Information Agent at its telephone number on the back cover of this Offer to Purchase.

The Offer is subject to the conditions set forth in “—Section 15—Conditions to the Offer,” which include, among other things, satisfaction of the Minimum Condition and the Regulatory Condition. See “—Section 16—Certain Legal Matters; Regulatory Approvals.” Subject to the satisfaction and waiver of the conditions to the Offer, we will accept for payment, subject to any necessary proration, all Shares validly tendered and not validly withdrawn pursuant to the Offer promptly after the Expiration Time.

Pursuant to the terms of the Transaction Agreement, if at the scheduled expiration time of the Offer, including following a prior extension, any condition to the Offer has not been satisfied or waived, we will extend the Offer for one or more consecutive periods of not more than ten business days (or for such longer period as may be agreed by FMI) until such time as such conditions shall have been satisfied or waived (unless the Minimum Condition is the only condition to the Offer that has not been satisfied or waived, in which case we are only required to extend the Offer for a period of ten days thereafter), provided that we are not obligated to extend the Offer beyond October 11, 2015. In addition, we will extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff or the rules and regulations of the NASDAQ Stock Market or applicable law. See “—Section 13—The Transaction Documents—The Transaction Agreement—Extensions of the Offer”

Purchaser also reserves the right to waive any of the conditions to the Offer and to make any change in the terms of the Offer, provided that FMI’s consent is required for Purchaser to, among other things, (i) decrease the Offer Price, (ii) change the form of consideration to be paid in the Offer, (iii) change the number of Maximum Shares, (iv) change the Minimum Condition, (v) add to any of the conditions described in “—Section 15—Conditions to the Offer”, (vi) extend or otherwise change the Expiration Time, except as described under “The Offer—Section 13—The Transaction Documents—The Transaction Agreement—Extensions of the Offer” below, or (vii) otherwise amend, modify or supplement any of the terms or conditions of the Offer in a manner that adversely affects the holders of Shares. In addition, Purchaser cannot waive certain other conditions to the Offer without FMI’s consent. See “—Section 15—Conditions to the Offer.”

If we make a material change to the terms of the Offer or waive a material condition to the Offer, we will extend the Offer and disseminate additional tender offer materials, in each case, to the extent required by applicable law. The minimum period during which a tender offer must remain open following material changes in the terms of the offer, other than a change in price or a change in percentage of securities sought, depends upon the facts and circumstances, including the materiality of the changes. In a published release, the SEC has stated that in its view an offer must remain open for a minimum period of time following a material change in the terms of such offer and that the waiver of a condition such as the Minimum Condition is a material change in the terms of an offer. The release states that an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and that if material changes are made with respect to information that approaches the significance of price and the percentage of securities sought (including, for the avoidance of doubt, a change in price or percentage of securities sought), a minimum of ten business days generally is required to allow adequate dissemination and investor response. If, prior to the Expiration Time, Purchaser increases the consideration being paid for Shares accepted for payment pursuant to the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased pursuant to the Offer, whether or not such Shares were tendered prior to the announcement of the increase in consideration.

Any extension, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof. Without limiting the manner in which we may choose to make any public announcement, we will have no obligation (except as otherwise required by applicable law) to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to a national news service. In the case of an extension of the Offer, we will make a public announcement of such extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Time.

Immediately after the Acceptance Time and the satisfaction or waiver of the other conditions set forth in the Transaction Agreement, we will consummate the Issuance pursuant to the Transaction Agreement. Following the consummation of the Offer and the Issuance, the directors of the Company will be the directors specified in the Investor Rights Agreement. See “The Offer—Section 13—The Transaction Documents—Investor Rights Agreement.”

FMI has provided us with its stockholder list, security position listings and certain other information regarding the beneficial owners of Shares for the purpose of disseminating the Offer to holders of Shares. We will send this Offer to Purchase, the related Letter of Transmittal and other related documents to record holders of Shares and to brokers, dealers, commercial banks, trust companies and other nominees whose names appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment and Payment for Shares.

If the conditions to the Offer set forth in “The Offer—Section 15—Conditions to the Offer” are satisfied or waived as of the Expiration Time, we will accept for payment, as soon as practicable after the Expiration Time, up to the Maximum Shares validly tendered and not validly withdrawn prior to the Expiration Time.

We will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments. Upon the deposit of such funds with the Depositary, Purchaser’s obligation to make such payment will be satisfied, and tendering stockholders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Shares pursuant to the Offer.

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made promptly. However, we note that, if proration is required, we do not expect to announce the final results of the proration or to begin paying for tendered Shares until at least five business days after the expiration of the Offer.

In all cases, payment for Shares accepted for payment will be made only after timely receipt by the Depositary of (i) certificates for such Shares (or of a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined in “The Offer—Section 3—Procedures for Tendering Shares” below)), (ii) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), with any required signature guarantees, or in connection with a book-entry transfer, an Agent’s Message (defined in “The Offer—Section 3—Procedures for Tendering Shares—Book-Entry Delivery”) and (iii) any other required documents. For a description of the procedure for tendering Shares pursuant to the Offer, see “The Offer—Section 3— Procedures for Tendering Shares.” Accordingly, payment may be made to tendering stockholders at different times if delivery of the Shares and other required documents occurs at different times.

For the purposes of the Offer, we will be deemed to have accepted for payment tendered Shares when, as and if we give oral or written notice of our acceptance to the Depositary.

Under no circumstances will we pay interest on the consideration paid for Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making such payment.

Shares tendered by Notice of Guaranteed Delivery will not be deemed validly tendered for purposes of satisfying the Minimum Condition unless and until Shares underlying such Notice of Guaranteed Delivery are delivered to the Depositary or unless otherwise mutually agreed by FMI and us.

If we do not accept for payment any Shares tendered in the Offer for any reason (including due to proration), or if you submit certificates for more Shares than are tendered, we will return certificates (or cause to be issued new certificates) representing unpurchased or untendered Shares, without expense to you (or, in the case of Shares delivered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in “The Offer—Section 3— Procedures for Tendering Shares,” the Shares will be credited to an account maintained at the Depository Trust Company (the “Book-Entry Transfer Facility”)), promptly following the expiration, termination or withdrawal of the Offer.

We reserve the right to transfer or assign, in whole or from time to time in part, to one or more of our affiliates the right to purchase Shares tendered in the Offer, but any such transfer or assignment will not relieve us of our obligations under the Offer or prejudice your rights to receive payment for Shares validly tendered and accepted for payment.

3.	Procedures for Tendering Shares.

Valid Tender of Shares

Except as set forth below, in order for you to tender Shares in the Offer, the Depositary must receive the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and signed, together with any required signature guarantees, or an Agent’s Message (as defined below) in connection with a book-entry delivery of Shares, and any other required documents, at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Time and either (i) you must deliver certificates for the Shares representing tendered Shares to the Depositary or you must cause your Shares to be tendered pursuant to the procedure for book-entry transfer set forth below and the Depositary must receive timely confirmation of the book-entry transfer of the Shares into the Depositary’s account at the Book-Entry Transfer Facility or (ii) you must comply with the guaranteed delivery procedures set forth below.

The method of delivery of Shares, including through the Book-Entry Transfer Facility, and all other required documents, is at your election and sole risk, and delivery will be deemed made only when actually received by the Depositary. If certificates for Shares are sent by mail, we recommend that you use registered mail with return receipt requested, properly insured, in time to be received on or prior to the Expiration Time. In all cases, you should allow sufficient time to ensure timely delivery.

The tender of Shares pursuant to any one of the procedures described above will constitute your acceptance of the Offer, as well as your representation and warranty that (i) you own the Shares being tendered, (ii) the tender of such Shares complies with Rule 14e-4 under the Exchange Act, (iii) you have the full power and authority to tender, sell, assign and transfer the Shares tendered, as specified in the Letter of Transmittal and (iv) when the Shares are accepted for payment by us, we will acquire good and unencumbered title thereto, free and clear of any liens, restrictions, charges or encumbrances and not subject to any adverse claims. Our acceptance for payment of Shares tendered by you pursuant to the Offer will constitute a binding agreement between us with respect to such Shares, upon the terms and subject to the conditions to the Offer.

Direct Registration Account. If you hold your Shares in a book-entry or direct registration account maintained by the Company’s transfer agent (and not through a financial institution that is a participant in the system of the Book-Entry Transfer Facility), in order to validly tender your Shares you must deliver the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees and any other required documents to the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase by the Expiration Time.

Book-Entry Delivery

The Depositary has established or will establish an account with respect to the Shares for the purposes of the Offer at the Book-Entry Transfer Facility. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may deliver Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account in accordance with the procedures of the Book-Entry Transfer Facility. However, although delivery of Shares may be effected through book-entry transfer, either the Letter of Transmittal (or a manually signed facsimile thereof) properly completed and duly executed together with any required signature guarantees or an Agent’s Message in lieu of the Letter of Transmittal and any other required documents must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase by the Expiration Time, or the guaranteed delivery procedure described below must be complied with.

“Agent’s Message” means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a book-entry confirmation stating that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such book-entry confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce that agreement against the participant.

Required documents must be transmitted to and received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase prior to the Expiration Time. Delivery of the Letter of Transmittal and any other required documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

Signature Guarantees

All signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by The Securities Transfer Association, Inc., including the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange, Inc. Medallion Signature Program (MSP) or any other “eligible guarantor institution” (as such term is defined in Rule 17Ad-15 under the Exchange Act) (each, an “Eligible Institution”), unless the Shares tendered are tendered (i) by a registered holder of Shares who has not completed either the box labeled “Special Payment Instructions” or the box labeled “Special Delivery Instructions” on the Letter of Transmittal or (ii) for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal.

If the Shares are certificated and are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made to, or certificates for the Shares for unpurchased Shares are to be issued or returned to, a person other than the registered holder, then the tendered certificates for the Shares must be endorsed or accompanied by appropriate stock powers, signed exactly as the name or names of the registered holder or holders appear on the certificates for the Shares, with the signatures on the certificates for the Shares or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

If the Shares are certificated and the certificates representing the Shares are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) must accompany each delivery of certificates for the Shares.

Guaranteed Delivery

If you wish to tender Shares pursuant to the Offer and cannot deliver such Shares and all other required documents to the Depositary or cannot complete the procedure for delivery by book-entry transfer prior to the Expiration Time, you may nevertheless tender such Shares if all of the following conditions are met:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by us with this Offer to Purchase is received by the Depositary by the Expiration Time; and

•	the certificates for all such tendered Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility), together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) together with any required signature guarantee (or an Agent’s Message) and any other required documents, are received by the Depositary within three NASDAQ trading days after the date of execution of the Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

Shares tendered by Notice of Guaranteed Delivery will not be deemed validly tendered for purposes of satisfying the Minimum Condition unless and until Shares underlying such Notice of Guaranteed Delivery are delivered to the Depositary or otherwise mutually agreed by FMI and us.

Backup U.S. Federal Income Tax Withholding

Under the U.S. federal income tax laws, the Depositary generally will be required to withhold at the applicable backup withholding rate (currently 28%) from any payments made to U.S. persons pursuant to the Offer, unless you provide the Depositary with your correct taxpayer identification number and certify that you are not subject to such backup withholding by completing the IRS Form W-9 included in the Letter of Transmittal or otherwise establish an exemption from backup withholding. If you are a non-U.S. person, you generally will not be subject to backup withholding if you certify your foreign status on the appropriate IRS Form W-8.

Appointment of Proxy

By executing a Letter of Transmittal, you irrevocably appoint our designees as your attorneys-in-fact and proxies, with full power of substitution, in the manner set forth in the Letter of Transmittal to the full extent of your rights with respect to the Shares tendered and accepted for payment by us (and any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of this Offer to Purchase). All such powers of attorney and proxies are irrevocable and coupled with an interest in the tendered Shares. Such appointment is effective only upon our acceptance for payment of such Shares in accordance with the terms of the Offer. Upon such acceptance for payment, all prior powers of attorney and proxies and consents granted by you with respect to such Shares and other securities will, without further action, be revoked, and no subsequent powers of attorney or proxies may be given nor subsequent written consents executed (and, if previously given or executed, will cease to be effective). Upon such acceptance for payment, our designees will be empowered to exercise all of your voting and other rights as they, in their sole discretion, may deem proper at any annual, special or adjourned meeting of FMI’s stockholders, by written consent or otherwise. We reserve the right to require that, in order for Shares to be validly tendered, immediately upon our acceptance for payment of such Shares, we are able to exercise full voting rights with respect to such Shares and other securities (including voting at any meeting of stockholders then scheduled or acting by written consent without a meeting).

The foregoing powers of attorney and proxies are effective only upon acceptance for payment of Shares pursuant to the Offer. The Offer does not constitute a solicitation of proxies for any meeting of FMI’s stockholders.

Determination of Validity

We will determine, in our sole discretion, all questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares, and our determination will be final and binding (subject to the right of any party to seek judicial review in accordance with applicable law). We reserve the absolute right to reject any or all tenders of Shares that we determine not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in any tender of Shares. No tender of Shares will be deemed to have been validly made until all defects and irregularities with respect to such tender have been cured or waived. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in tenders or waiver of any such defect or irregularity or incur any liability for failure to give any such notification. Subject to applicable law as applied by a court of competent jurisdiction, our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding (subject to the right of any party to seek judicial review in accordance with applicable law).

4.	Withdrawal Rights.

Except as described in this Section 4, tenders of Shares in the Offer are irrevocable. You may withdraw some or all of the Shares that you have previously tendered in the Offer at any time before the Expiration Time and, if such Shares have not yet been accepted for payment as provided herein, any time after April 3, 2015, which is 60 days from the date of the commencement of the Offer.

If we extend the period of time during which the Offer is open, are delayed in accepting for payment or paying for Shares or are unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, on our behalf, retain all Shares tendered, and such Shares may not be withdrawn except to the extent that you duly exercise withdrawal rights as described in this Section 4.

For your withdrawal to be effective, a written or facsimile transmission notice of withdrawal with respect to the Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person who tendered such Shares. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution)

signatures guaranteed by an Eligible Institution must be submitted before the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the serial numbers shown on the specific certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered. However, withdrawn Shares may be retendered at any time before the Expiration Time by again following any of the procedures described in “The Offer—Section 3— Procedures for Tendering Shares.”

We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or waiver of any such defect or irregularity or incur any liability for failure to give any such notification. Subject to applicable law as applied by a court of competent jurisdiction, our determination will be final and binding. Tendering stockholders have the right to challenge our determination with respect to their Shares.

5.	Certain U.S. Federal Income Tax Consequences.

The following discussion summarizes certain U.S. federal income tax consequences to U.S. Holders and Non-U.S. Holders (in each case, as defined below) who tender Shares pursuant to the Offer, and is based upon present law (which may change, possibly with retroactive effect). This summary does not purport to be a comprehensive analysis or description of all potential U.S. federal income consequences of the Offer. Due to the individual nature of tax consequences, you are urged to consult your tax advisor as to the specific tax consequences to you of the tender of Shares pursuant to the Offer, including the effects of applicable state, local, foreign and other tax laws. The following discussion applies only if you hold your Shares as a capital asset (generally, property held for investment) and may not apply if you acquired your Shares pursuant to the exercise of stock options or are a person otherwise subject to special tax treatment under the Internal Revenue Code of 1986, as amended (the “Code”), including stockholders that actually or constructively own more than 5% of the Shares and certain former citizens or residents of the United States.

U.S. Holders

Except as otherwise set forth below, the following discussion is limited to certain U.S. federal income tax consequences relevant to a beneficial owner of Shares that is a citizen or individual resident of the United States, a domestic corporation (or any other entity or arrangement treated as a corporation for U.S. federal income tax purposes), an estate that is subject to U.S. federal income tax on its worldwide income from all sources or a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and (ii) one or more U.S. persons have the authority to control all substantial decisions of the trust (a “U.S. Holder”). If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Persons holding Shares through a partnership should consult their own tax advisors regarding the tax consequences of tendering the Shares pursuant to the Offer.

Your tender of Shares pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local, non-U.S. and other tax laws. In general, if you tender Shares pursuant to the Offer, you will recognize gain or loss equal to the difference between the adjusted tax basis of your Shares and the amount of cash received in exchange therefor (determined before the deduction of backup withholding, if any). Gain or loss will be determined separately for each block of Shares (i.e., Shares acquired for the same cost in a single transaction) tendered in the Offer. Such gain or loss generally will be capital gain or loss and generally will be long-term capital gain or loss if your holding period for the Shares is more than one year as of the date of the tender of such Shares pursuant to the Offer. Long-term capital gains of noncorporate taxpayers generally are subject to U.S. federal income tax at preferential rates. The deduction of capital losses is subject to limitations.

Non-U.S. Holders

The following is a summary of certain U.S. federal income tax consequences that will apply if you are a Non-U.S. Holder of Shares. The term “Non-U.S. Holder” means a beneficial owner of Shares that is not a U.S. Holder or a partnership.

Payments made to a Non-U.S. Holder with respect to Shares tendered in the Offer generally will not be subject to U.S. federal income tax, unless (i) the gain, if any, on Shares is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States (and, if certain income tax treaties apply, is attributable to the Non-U.S. Holder’s permanent establishment in the United States), in which event (a) the Non-U.S. Holder will be subject to U.S. federal income tax as described under “U.S. Holders” and (b) if the Non-U.S. Holder is a corporation, it may also be subject to a branch profits tax at a rate of 30% (or such lower rate as may be specified under an applicable income tax treaty) or (ii) the Non-U.S. Holder is an individual who was present in the United States for 183 days or more in the taxable year of sale and certain other conditions are met, in which event the Non-U.S. Holder will be subject to tax at a rate of 30% (or such lower rate as may be specified under an applicable income tax treaty) on the gain from the tender of the Shares net of applicable U.S. losses from sales or exchanges of other capital assets recognized during the year.

Information Reporting and Backup Withholding

Proceeds from the sale of Shares pursuant to the Offer generally are subject to information reporting, and may be subject to backup withholding at the applicable rate (currently 28%) if the stockholder or other payee fails to provide a valid taxpayer identification number and comply with certain certification procedures or otherwise establish an exemption from backup withholding. Backup withholding is not an additional federal income tax. Rather, the federal income tax liability of the person subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may generally be obtained provided, that the required information is timely furnished to the Internal Revenue Service. See “The Offer—Section 3—Procedures for Tendering Shares—Backup U.S. Federal Income Tax Withholding.”

6.	Price Range of Shares; Dividends.

The Shares are listed and principally traded on NASDAQ under the symbol “FMI”. The Shares commenced trading on NASDAQ on September 25, 2013. Prior to that time, there was no public market for the Shares. The following table sets forth, for the period indicated, the high and low closing prices per Share on NASDAQ as reported in FMI’s Annual Report on Form 10-K for the period ended December 31, 2013 (the “FMI 10-K”), and thereafter, as reported in published financial sources:

	High	Low
	($)
2013
Third Quarter (from September 25, 2013)	$39.64	$35.35
Fourth Quarter	$36.85	$20.42
2014
First Quarter	$43.62	$22.87
Second Quarter	$31.52	$20.30
Third Quarter	$29.30	$18.96
Fourth Quarter	$27.62	$18.67

FMI does not pay cash dividends on the Shares and, under the terms of the Transaction Agreement, FMI is not permitted to declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of the Shares prior to the consummation of the Offer and the Issuance.

On January 9, 2015, the last full trading day before we announced our intention to commence the Offer, the reported closing sale price of the Shares on NASDAQ was $23.93 per Share. On January 30, 2015, the last full trading day before the date of this Offer to Purchase, the reported closing sale price of the Shares on NASDAQ was $47.66 per Share. Between January 9, 2015 and January 30, 2015, the reported daily closing price of the Shares on NASDAQ ranged between a low of $23.93 and a high of $49.76 per Share. Please obtain a recent quotation for the Shares before deciding whether or not to tender.

7.	Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration under the Exchange Act; Margin Regulations.

Possible Effects of the Offer on the Market for the Shares

The purchase by Purchaser of Shares in connection with the Offer (taking into account the standstill restrictions to which Parent and its subsidiaries will be subject following the consummation of the Offer as described in “The Offer—Section 13—The Transaction Documents—Investor Rights Agreement”) may reduce the number of Shares that might otherwise be traded publicly and may reduce the number of FMI stockholders. As a result, trading of a relatively small volume of Shares after consummation of the Offer may have a greater impact on trading prices than would have been the case prior to consummation of the Offer. According to FMI, as of the close of business on January 9, 2015, the most recent practicable date, there were 28,374,903 Shares issued and outstanding. Immediately following the consummation of the Offer and the Issuance, Parent and its subsidiaries (including Purchaser) will hold at least 52.4%, and up to approximately 56.3%, of the outstanding Shares on a fully diluted basis, which is expected to equate to a primary ownership (i.e., not on a fully diluted basis) immediately following the consummation of the Offer and the Issuance ranging from approximately 68.95% to 74.08%. FMI stockholders that do not tender their Shares in the Offer will continue to own their Shares in FMI and to participate in the future performance of the Company (subject to dilution as a result of the Issuance), and may be able to sell their Shares in the future on NASDAQ, or otherwise, at a net price higher or lower than the Offer Price. However, we can give no assurance as to the price at which an FMI stockholder may be able to sell his, her or its Shares in the future.

Based on information provided to Purchaser by FMI, Purchaser does not believe that its purchase of Shares under the Offer or the Issuance will cause the remaining outstanding Shares to be delisted from trading on NASDAQ.

The Shares are registered under the Exchange Act, which requires, among other things, that FMI furnish certain information to its stockholders and the SEC and comply with the SEC’s proxy rules in connection with meetings of the FMI stockholders. Based on information provided to Purchaser by FMI, Purchaser does not believe that its purchase of Shares under the Offer and the Issuance will result in the Shares becoming eligible for deregistration under the Exchange Act.

The Shares are currently “margin securities” under the rules of the Board of Governors of the Federal Reserve System. This classification has the effect, among other things, of allowing brokers to extend credit to their customers using the Shares as collateral. Based on information provided to Purchaser by the Company, Purchaser believes that, following the purchase of Shares under the Offer and the Issuance, the Shares remaining outstanding will continue to be margin securities for purposes of the Federal Reserve Board’s margin rules and regulations.

8.	Certain Information Concerning FMI.

The information concerning FMI contained in this Offer to Purchase has been taken from or based upon publicly available documents and records on file with the SEC and other public sources and is qualified in its entirety by reference thereto.

According to the FMI 10-K, FMI was incorporated in Delaware in 2009. FMI’s principal executive offices are located at 150 Second Street, Cambridge, MA, 02141. The telephone number of FMI’s principal executive offices is (617) 418-2200.

The following description of FMI and its business has been taken from the FMI 10-K, and is qualified in its entirety by reference to the FMI 10-K: FMI is a commercial-stage company focused on the research, development and commercialization of targeted oncology treatments based on molecular genomic information. FMI derives revenue from selling products enabled by its molecular information platform to physicians and biopharmaceutical companies. FMI’s platform includes proprietary methods and algorithms for analyzing tumor tissue samples across various types of cancer, as well as information aggregation and reporting capabilities. FMI’s products provide genomic information about each patient’s individual cancer, enabling physicians to optimize treatments in clinical practice and enabling biopharmaceutical companies to develop targeted oncology therapies more effectively. FMI’s first clinical products, FoundationOne, for solid tumors, and FoundationOne Heme, for blood-based cancers, or hematologic malignancies, including leukemia, lymphoma, and myeloma, and certain sarcomas and pediatric cancers, provide comprehensive molecular information products designed for use in the routine care of patients with cancer.

Certain Information Concerning FMI Management Projections

FMI has advised Purchaser that it does not, as a matter of course, publicly disclose forecasts or projections as to future performance, earnings or other results due to the inherent unpredictability of the underlying assumptions, estimates and projections. FMI provided certain prospective financial information to Purchaser that was prepared by FMI’s management in connection with FMI’s long-range planning process (the “Projections”). FMI has advised Purchaser that this long-range plan contains aspirational projections based on numerous assumptions, and does not include risk adjustments related to projected market conditions, potential delays in reimbursement coverage, timing of market adoption of FMI’s products and services, or similar matters. The information provided to Purchaser included the following non-risk adjusted financial modeling: (a) estimated revenue of $59.0 million in 2014, $121.9 million in 2015, $220.9 million in 2016, $363.2 million in 2017 and $510.1 million in 2018; (b) estimated operating expenses of $87.2 million in 2014, $124.1 million in 2015, $156.8 million in 2016, $196.3 million in 2017 and $224.3 million in 2018; (c) estimated operating loss/profit of $(55.9) million in 2014, $(46.1) million in 2015, $(2.3) million in 2016, $78.1 million in 2017 and $174.7 million in 2018; and (d) estimated EBITDA of $(46.2) million in 2014, $(34.6) million in 2015, $11.3 million in 2016, $93.6 million in 2017 and $188.1 million in 2018.

These Projections are included herein only because such information was provided to Purchaser in connection with its evaluation of a potential strategic transaction with FMI. The inclusion of the Projections in this Offer to Purchase should not be regarded as an indication that any of Purchaser, FMI or their respective affiliates or representatives consider the Projections to be material information of FMI or necessarily predictive of actual future events, and the Projections should not be relied upon as such.

FMI has advised Purchaser that the Projections were not prepared with a view toward public disclosure; and, accordingly, do not necessarily comply with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles (“GAAP”). FMI has advised Purchaser that neither FMI’s independent registered public accounting firm, nor any other independent accountants, have audited, reviewed, compiled or performed any procedures with respect to the Projections or expressed any opinion or any form of assurance related thereto. The summaries of the Projections are included solely to give FMI stockholders access to certain financial projections that were made available to Purchaser and are not being included in this Offer to Purchase to influence any FMI stockholder’s decision whether to tender Shares in the Offer or for any other purpose.

FMI has advised Purchaser that the Projections, while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain and many of which are beyond the control of FMI’s management. Because the Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year. The assumptions upon which the Projections were based (which were made by FMI, and not all of which were provided to Purchaser) necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond FMI’s control. FMI has advised Purchaser that the Projections also reflect assumptions (which were made by FMI, and not all of which were provided to Purchaser) as to certain business decisions that are subject to change and are susceptible to multiple interpretations and periodic revisions based on, among other things, actual results, revised prospects for FMI’s business and changes in market conditions. For a more detailed description of the limitations on and uncertainties inherent in the Projections, see FMI’s Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9.

Accordingly, there can be no assurance that the Projections will be realized, and actual results may vary materially from those shown. The inclusion of the summaries of the Projections in this Offer to Purchase should not be regarded as an indication that Purchaser, FMI or any of their respective affiliates, advisors or representatives considered or consider the Projections to be predictive of actual future events, and such summaries should not be relied upon as such. None of FMI, Purchaser or any of their respective affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ materially from the Projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the Projections to reflect circumstances existing after the date the Projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Projections are shown to be in error. FMI has advised Purchaser that it does not intend to make publicly available any update or other revision to the Projections, except as otherwise required by law. None of FMI, Purchaser or any of their respective affiliates, advisors, officers, directors or representatives has made or makes any representation to any FMI stockholder or other person regarding the ultimate performance of FMI compared to the information contained in this summary or that the Projections will be achieved. FMI has made no representation to Purchaser, in the Transaction Agreement or otherwise, concerning the Projections.

Certain of the projected financial information set forth above may be considered non-GAAP financial measures. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by FMI may not be comparable to similarly titled amounts used by other companies.

In light of the foregoing factors and the uncertainties inherent in the Projections, FMI stockholders are cautioned not to place undue, if any, reliance on the projected financial information included above. These Projections are not necessarily indicative of future performance, which may be significantly more favorable or less favorable than as set forth above.

Additional Information

FMI is subject to the informational and reporting requirements of the Exchange Act and in accordance therewith files and furnishes periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. You may read and copy any such reports, statements or other information at the SEC’s Public Reference Room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information on the operation of the Public Reference Room. FMI’s filings are also available to the public from commercial document retrieval services and at the SEC’s Web site at http://www.sec.gov. The SEC’s website address is not intended to function as a hyperlink, and the information contained in the SEC’s website is not incorporated by reference in this Offer to Purchase and you should not consider it as part of the Offer to Purchase.

9.	Certain Information Concerning Purchaser and Parent.

Purchaser is a Delaware corporation, with principal executive offices at 1 DNA Way, MS #24, South San Francisco, CA 94080. The telephone number of our principal executive offices is (650) 225-1000. We are an indirect wholly owned subsidiary of Roche Holding Ltd, a Swiss joint-stock company (“Parent”), a holding company which, through its subsidiaries (collectively, “Roche”), engages primarily in the development, manufacture, marketing and sales of pharmaceuticals and diagnostics. Headquartered in Basel, Switzerland, Roche is a leader in research-focused healthcare with combined strengths in pharmaceuticals and diagnostics. Roche is the world’s largest biotech company, with truly differentiated medicines in oncology, immunology, infectious diseases, ophthalmology and neuroscience. Roche is also the world leader in in vitro diagnostics and tissue-based cancer diagnostics, and a frontrunner in diabetes management. Roche’s personalized healthcare strategy aims at providing medicines and diagnostics that enable tangible improvements in the health, quality of life and survival of patients. Founded in 1896, Roche has been making important contributions to global health for more than a century. Twenty-four medicines developed by Roche are included in the World Health Organization Model Lists of Essential Medicines, among them life-saving antibiotics, antimalarials and chemotherapy. In 2014, Roche employed 88,500 people worldwide, invested 8.9 billion Swiss francs in R&D and posted sales of 47.5 billion Swiss francs. Genentech, in the United States, is a wholly owned member of the Roche group. Roche is the majority shareholder in Chugai Pharmaceutical, Japan. For more information, please visit www.roche.com.

The name, business address, current principal occupation or employment, five-year employment history and citizenship of each director and executive officer of Purchaser and Parent and certain other information are set forth on Schedule I hereto. Neither Parent nor Purchaser is an affiliate of FMI.

Prior to the Company’s initial public offering, Roche Finance Ltd, an affiliate of Purchaser, purchased 2,212,389 shares of the Company’s Series B Preferred Stock (the “Pre-IPO Investment”), which converted into 553,097 Shares upon the closing of the Company’s initial public offering in 2013. As of February 2, 2015, Roche Finance Ltd owns 414,823 Shares, which represents approximately 1.3% of FMI’s outstanding common stock.

As of February 2, 2015, other than (a) the beneficial ownership of 414,823 Shares by Parent and its subsidiaries and (b) as set forth in the Transaction Documents or elsewhere in this Offer to Purchase, Purchaser and its affiliates do not have a material relationship with FMI.

As described more fully in “The Offer—Section 13—The Transaction Documents—Collaboration Agreements”, concurrently with the entry into the Transaction Agreement, FMI and certain affiliates of Purchaser entered into various collaboration agreements, which will be effective upon the consummation of the Offer.

Except as set forth elsewhere in this Offer to Purchase or in Schedule I to this Offer to Purchase: (i) none of Purchaser, Parent and, to Purchaser’s and Parent’s best knowledge after due inquiry, the persons listed in Schedule I to this Offer to Purchase or any associate or majority owned subsidiary of Parent, Purchaser or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of FMI; (ii) none of Purchaser, Parent and, to Purchaser’s and Parent’s best knowledge after due inquiry, the persons or entities referred to in clause (i) above has effected any transaction in the Shares or any other equity securities of FMI during the past 60 days; (iii) none of Purchaser, Parent and, to Purchaser’s and Parent’s best knowledge after due inquiry, the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of FMI (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations); (iv) during the two years before the date of this Offer to Purchase, there have been no transactions between Purchaser, Parent, their respective subsidiaries or, to Purchaser’s and Parent’s best knowledge after due inquiry, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and FMI or any of its executive officers, directors or affiliates, on the other hand, that would require reporting under SEC rules and regulations; (v) during the two years before the date of this Offer to Purchase, there have been no contacts, negotiations or transactions between Purchaser, Parent, their respective subsidiaries or, to Purchaser’s and Parent’s best knowledge after due inquiry, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and FMI or any of its subsidiaries or affiliates, on the other hand, concerning an issuance, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets; (vi) none of Purchaser or Parent nor, to Purchaser’s and Parent’s best knowledge after due inquiry, the persons listed in Schedule I to this Offer to Purchase, has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors); and (vii) none of Purchaser, or Parent nor, to Purchaser’s and Parent’s best knowledge after due inquiry, the persons listed in Schedule I to this Offer to Purchase, has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining that person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws.

We do not believe our financial condition or the financial condition of Parent is relevant to your decision whether to tender your Shares and accept the Offer because (i) the Offer is being made solely for cash, (ii) we, through Parent and its controlled affiliates, will have sufficient funds to purchase all Shares validly tendered, and not withdrawn, in the Offer and to provide funding for the Issuance, which is expected to follow immediately following the Acceptance Time and (iii) the consummation of the Offer is not subject to any financing condition.

10.	Source and Amount of Funds.

We estimate that we will need approximately $1.03 billion to acquire the Issuance Shares and the Shares acquired pursuant to the Offer, to pay related fees and expenses and to pay all other amounts that may become due and payable as a result of the Offer and the Issuance. We expect to obtain these funds from our general corporate funds or, if necessary, from contributions or advancements by Parent and its controlled affiliates. We, Parent or its controlled affiliates may choose to issue commercial paper or new bonds to obtain certain of such funds, but there is no agreement in place for any such debt financing nor have plans or arrangements been made to repay such possible debt financing, if entered into, except out of our and Parent’s and its controlled affiliates’ ordinary course cash flows. If no such debt financing is consummated, all of our funds will be obtained from our or Parent’s or its controlled affiliates’ general corporate funds.

The Offer is not conditioned upon any financing arrangements or the funding thereof.

11.	Background of the Offer; Contacts with FMI.

As part of the continuous evaluation of its businesses and plans, Purchaser regularly considers a variety of strategic options and potential transactions. In recent years, Purchaser has evaluated various alternatives for expanding its pharmaceutical business, including entering into collaboration and licensing arrangements and acquisitions of pharmaceutical or biotechnology companies.

On May 9, 2014, at the request of Jason Coloma, Global Head Venture & Innovation—Pharma Partnering at Purchaser, representatives of FMI and Purchaser met at FMI’s offices in Cambridge, Massachusetts to discuss the possibility of a collaboration between the parties relating to a variety of potential research and development activities, including comprehensive profiling, new products and disease monitoring. In addition to the general familiarity between the two companies, a Roche affiliate had invested in FMI in an early financing round prior to FMI’s initial public offering and held approximately 1.5% of FMI’s outstanding common stock. FMI also had performed genomic analysis services under a pilot agreement with Purchaser, and participated with Purchaser in a research collaboration relating to biomarker identification. Following the May 9, 2014 meeting, the parties continued to discuss in greater detail a potential research and development collaboration between the parties in the field of genomic analysis in oncology.

On June 2, 2014, at the American Society for Clinical Oncology annual meeting in Chicago, Illinois, business and scientific leaders of FMI, including Michael Pellini, M.D., President and Chief Executive Officer of FMI, met with business and scientific leaders of Purchaser, including Daniel O’Day, Chief Operating Officer of Roche Pharma. Following these initial conversations, the parties engaged in preliminary discussions regarding the general parameters of potential research and development and product development opportunities.

On July 29, 2014, Dr. Pellini and Mr. O’Day met in Irvine, California to discuss the potential collaborations between the parties. During this meeting, Mr. O’Day informed Dr. Pellini of Purchaser’s interest in exploring a potential majority investment in FMI. Mr. O’Day indicated that, given Purchaser’s need to protect the significant investments that it would be making through the potential collaborations, Purchaser was unwilling to proceed with such a broad strategic partnership unless it was able to acquire a majority position in FMI.

On August 8, 2014, FMI provided Purchaser with an initial term sheet for a research and development collaboration. This proposed collaboration, along with a separate collaboration for the development of in vitro diagnostic versions of certain of FMI’s products, a collaboration for the conduct of a co-educational support program for healthcare professionals in the United States, and a collaboration to commercialize FMI’s existing clinical diagnostic products and other products outside the United States, are referred to collectively in this section as the “Collaborations”.

On August 12, 2014, FMI provided a proposed confidentiality agreement to Purchaser’s counsel. Thereafter, the parties and their respective counsel negotiated the terms of the confidentiality agreement, which was signed on September 4, 2014.

On August 21, 2014, Purchaser introduced into the discussions for the research and development collaboration a proposal for a collaboration for the development of in vitro kitted diagnostic versions of certain of our products. Subsequently, this proposal was removed from the research and development collaboration and became a separate stand-alone collaboration proposal.

Also on August 21, 2014, Purchaser sent a non-binding offer to Dr. Pellini consisting of an offer letter, term sheet of key investment and governance terms, and a term sheet addressing the terms for the proposed Collaborations between the parties. Purchaser’s offer indicated that the investment and collaboration transactions were cross-conditional and contingent upon Purchaser acquiring an ownership stake equal to 50.1% of the outstanding Shares of FMI common stock on a fully diluted basis. Purchaser’s offer included, among other things: (1) a primary investment by Purchaser of $100 million to acquire newly-issued Shares of FMI common stock; (2) a tender offer by Purchaser to purchase Shares directly from FMI’s stockholders, which when combined with the primary Shares would result in Purchaser owning 50.1% of FMI common stock on a fully diluted basis; (3) a per share price for the primary investment and tender offer of $45.00; (4) Purchaser having the right to designate a majority of the FMI Board following the closing of the investment (5 of 9 director seats); (5) Purchaser having extensive consent rights over certain activities of FMI; (6) Purchaser having the ability to purchase additional Shares of FMI stock up to 65% of FMI’s outstanding Shares after two years, with no restrictions on additional share purchases after the fifth anniversary of the closing; and (7) certain of FMI’s significant stockholders with representatives on the FMI Board entering into customary tender and support agreements. Thereafter, Dr. Pellini had discussions with Mr. O’Day to clarify the terms of Purchaser’s August 21, 2014 offer.

On August 26, 2014, Severin Schwan, Chief Executive Officer of the Roche Group, and Mr. O’Day visited FMI’s offices in Cambridge, Massachusetts to meet with Dr. Pellini and other members of FMI’s management team to learn more about FMI and discuss the strategic and cultural aspects of a potential strategic transaction between FMI and Purchaser. At this meeting, Dr. Schwan reiterated that Purchaser would not proceed with the proposed Collaborations unless Purchaser simultaneously acquired a majority stake in FMI, and Dr. Pellini emphasized the importance of FMI retaining its operational autonomy to continue to grow its pharmaceutical business and to maintain its entrepreneurial culture.

On September 4, 2014, FMI entered into the confidentiality agreement with Purchaser, which included a customary 12-month standstill provision.

On September 21, 2014, FMI provided Purchaser with a non-binding written response to its August 21, 2014 offer. The counteroffer included, among other things: (1) rejection of the $45.00 per share price as inadequate; (2) a primary investment by Purchaser of $250 million (increased from the $100 million originally proposed by Purchaser); (3) the inclusion of a put mechanism; (4) Purchaser having the right to designate only a minority of the FMI Board following the closing of the investment (2 of 8 director seats); (5) Purchaser having limited consent rights over the activities of FMI and other provisions to protect the operational autonomy of FMI; (6) more restrictive standstill provisions limiting Purchaser’s ability to purchase additional Shares of FMI common stock and to make offers for a potential buyout of FMI’s minority stockholders; (7) restrictions on the transfer of Purchaser’s Shares of FMI common stock; (8) protections for the minority stockholders following the closing of Purchaser’s investment, including approval of certain matters by FMI’s disinterested directors and the requirement that a majority of the minority stockholders approve any Purchaser buyout offer; and (9) the ability of FMI to terminate any definitive agreement related to the proposed strategic transaction in order to accept a superior proposal. Thereafter, Dr. Pellini had discussions with Mr. O’Day, and Goodwin Procter had discussions with Purchaser’s counsel, including representatives of Davis Polk & Wardwell LLP (“Davis Polk”), regarding FMI’s September 21, 2014 counteroffer.

On October 1, 2014, Purchaser provided science, technology and commercial due diligence request lists to FMI.

On October 3, 2014, Dr. Pellini met with Mr. O’Day in San Francisco, California to discuss FMI’s recent counteroffer and the related transactions. Counsel for both parties participated in a portion of this meeting.

On October 7, 2014, representatives of Purchaser and Davis Polk met with representatives of FMI, Goldman, Sachs & Co. (“Goldman Sachs”) and Goodwin Procter at Goodwin Procter’s offices in Boston, Massachusetts to negotiate the investment and governance terms for a potential strategic transaction. At this meeting, the representatives of Purchaser indicated that, among other things, they would not offer a new proposal on price until FMI provided a counteroffer on price, nor would they consider a “put” mechanism as part of the overall transaction, if at all, unless coupled with a “call” provision by which Purchaser could acquire the Shares held by FMI’s minority stockholders.

On October 13, 2014, FMI provided Purchaser with an outline for a non-binding proposal regarding a put-call mechanism for the proposed strategic transaction, which included (1) the right of the minority stockholders to “put” their Shares to Purchaser after five years at a premium to the offer price and (2) the right of Purchaser to “call” the Shares of the minority stockholders after five years at a premium to the trading price of FMI common stock.

On October 16, 2014, representatives of Purchaser and Davis Polk met with representatives of FMI, Goldman Sachs and Goodwin Procter at Goodwin Procter’s offices in Boston, Massachusetts to continue negotiation of the investment and governance terms for a potential strategic transaction.

On October 21, 2014, Purchaser provided FMI with a revised non-binding term sheet covering the key investment and governance terms for the proposed transaction in response to FMI’s September 21, 2014 counteroffer. The revised term sheet included, among other things: (1) minority FMI Board representation by Purchaser (3 of 9 director seats); (2) a primary investment in the range of $100-250 million; (3) more expansive consent rights for Purchaser than included in FMI’s September 21, 2014 counteroffer; (4) anti-dilution protections for Purchaser requiring FMI to repurchase Shares of its common stock in the market upon the issuance of any equity in order to maintain Purchaser’s ownership level; (5) limitations on the standstill provisions, restrictions on transfer, and minority protections included in FMI’s September 21, 2014 counteroffer; (6) rejection of FMI’s proposal to include a put-call mechanism; (7) the request that FMI enter into a new employment agreement with Dr. Pellini conditioned upon the closing of the proposed strategic transaction (with no terms specified); and (8) the proposed resignation as of the closing of one of the independent directors affiliated with certain significant stockholders of FMI as of the closing and time limitations with respect to the service of the other directors. In addition, Purchaser did not increase the proposed price from its initial offer of $45.00 per share. Thereafter, Dr. Pellini had discussions with Mr. O’Day, and Goodwin Procter had discussions with Davis Polk, regarding Purchaser’s revised offer.

On October 23, 2014, representatives of FMI and Purchaser met to begin discussions regarding the U.S. co-educational collaboration and the ex-U.S. commercialization collaboration. These discussions led to the delivery by Purchaser to FMI of initial proposals for the U.S. co-educational collaboration and the ex-U.S. commercial collaboration on November 6, 2014.

On October 28, 2014, FMI provided Purchaser with a non-binding written response to its October 21, 2014 offer. This counteroffer included alternative price proposals of (A) $50.00 per share if Purchaser were to agree to a put-call mechanism or (B) $55.00 per share if Purchaser were to insist on no put-call mechanism. This counteroffer also included, among other things: (1) a primary investment by Purchaser of $250 million; (2) further limitations on the proposed consent rights for Purchaser and other provisions to protect the operational autonomy of FMI; (3) more favorable provisions to FMI regarding Purchaser’s voting obligations and anti-dilution protections, as well as the ownership thresholds below which Purchaser’s various rights would terminate; and (4) the right of the FMI Board and nominating committee to make determinations regarding director nominees other than those to be designated by Purchaser, including the selection of the Chairman of the FMI Board. Also, in connection with this counteroffer and following discussion of Dr. Pellini’s existing change-in-control agreement and other compensatory arrangements, FMI agreed to consider a new employment agreement with Dr. Pellini if requested by Purchaser, but communicated through its counsel that no discussions regarding the terms of any such employment agreement would occur until the parties had agreed upon price and all other material terms of the proposed strategic transaction. Thereafter, Dr. Pellini had discussions with Mr. O’Day, and Goodwin Procter had discussions with Davis Polk, regarding FMI’s October 28, 2014 counteroffer.

On October 30, 2014, FMI delivered concept proposals to Purchaser for the U.S. co-educational collaboration and the ex-U.S. commercial collaboration. These proposals were the culmination of multiple meetings between representatives of FMI and Purchaser beginning on October 17, 2014.

On November 6, 2014, Purchaser delivered initial term sheet proposals for the U.S. co-educational collaboration and the ex-U.S. commercial collaboration, in each case in response to FMI’s earlier proposals.

On November 9, 2014, Purchaser delivered an initial draft of a non-binding term sheet for the in vitro diagnostic development collaboration. Subsequently, the parties modified the non-binding term sheet into a binding term sheet, which was used in lieu of a definitive agreement for the in vitro diagnostic development collaboration.

On November 10, 2014, Purchaser provided FMI with a non-binding written response to FMI’s October 28, 2014 counteroffer. This offer included, among other things: (1) agreement on the size of the primary investment at $250 million; (2) strict anti-dilution protections for Purchaser; (3) exceptions to the standstill provisions to allow Purchaser to acquire 100% ownership of FMI after three years; and (4) more favorable provisions to Purchaser with respect to the ownership thresholds below which Purchaser’s various rights would terminate. Purchaser’s revised offer also indicated that it had not increased the proposed per share price of $45.00 from its initial offer and had once again rejected the inclusion of a put-call mechanism. Thereafter, Dr. Pellini had discussions with Mr. O’Day, and Goodwin Procter had discussions with Davis Polk, regarding Purchaser’s November 10, 2014 revised proposal.

On November 19 and 20, 2014, representatives of Purchaser and Davis Polk met with representatives of FMI, Goldman Sachs and Goodwin Procter at Davis Polk’s offices in New York City to continue negotiation of the investment and governance terms for the proposed strategic transaction. Thereafter, Dr. Pellini and Mr. O’Day had several follow-up conversations in which they discussed the per share price and certain governance issues.

On November 26, 2014, Purchaser provided FMI with a further non-binding offer, including a revised term sheet, as a follow-up to the in-person meetings held between the parties during the prior week. This offer included, among other things: (1) an increase in the per share price being offered by Purchaser from $45.00 to $48.00; (2) strict anti-dilution protections for Purchaser at 50.1%, but with an increase in the target ownership percentage to 54% to provide FMI with a 3.9% cushion for the issuance of equity in connection with acquisitions before repurchases by FMI would be required to maintain Purchaser’s majority ownership level; and (3) more favorable provisions to Purchaser with respect to the ownership thresholds below which Purchaser’s various rights would terminate. The non-binding offer also included exceptions to the standstill provisions that would allow Purchaser to make a buyout offer directly to FMI’s minority stockholders after the fifth anniversary of the closing without the approval of the FMI Board, as long as such offer is subject to the approval of a majority of the minority stockholders, and to run a proxy contest in connection with such a buyout offer. Thereafter, Dr. Pellini had discussions with Mr. O’Day, and Goodwin Procter had discussions with Davis Polk, regarding Purchaser’s November 26, 2014 offer.

On December 1, 2014, FMI provided Purchaser with a non-binding written response to its November 26, 2014 offer. This counteroffer included, among other things: (1) a per share price of $55.00 and no put-call mechanism; (2) a higher target ownership percentage for Purchaser and other changes to the proposed anti-dilution protections to further mitigate the financial impact on FMI; and (3) more limited exceptions to the standstill provisions than included in Purchaser’s November 26, 2014 offer, including the ability of the disinterested directors to defer a buyout offer from Purchaser for a specified period in the event that such directors determined that a buyout offer was not in the best interests of the minority stockholders at that time. Thereafter, Dr. Pellini had discussions with Mr. O’Day, and Goodwin Procter had discussions with Davis Polk, regarding FMI’s counteroffer.

Also on December 1, 2014, Purchaser provided legal and corporate due diligence request lists to FMI.

On December 2, 2014, Purchaser delivered an initial draft of a definitive agreement for the research and development Collaboration to FMI. From this date, the parties and their respective counsel engaged in concurrent but independent negotiations of the terms and conditions contained in the definitive agreement, and for the in vitro diagnostic collaboration the binding term sheet, for each Collaboration.

From December 5-8, 2014, Dr. Pellini had discussions with Mr. O’Day regarding the open issues with respect to the proposed investment by Purchaser, including the per share price and Purchaser’s anti-dilution protections.

On December 6, 2014, FMI’s management provided Purchaser with FMI’s long-range plan, and thereafter, representatives from FMI and Purchaser held a call to discuss such plan and the underlying assumptions.

On December 7, 2014, FMI provided Purchaser and its advisors with access to a virtual data room containing requested business and legal due diligence materials. Thereafter, the parties and their advisors had numerous discussions, and FMI provided written answers to numerous written questions posed by Purchaser and its advisors, regarding the due diligence materials provided by FMI and related matters.

On December 9, 2014, representatives of Goldman Sachs and Purchaser discussed the anti-dilution protections being requested by Purchaser and the expected financial impact on FMI.

On December 11, 2014, Purchaser provided FMI with a further revised proposal, including a revised term sheet, covering the key investment and governance terms for the proposed transaction. The revised term sheet continued to include strict anti-dilution protections for Purchaser, but with a further increase in Purchaser’s target ownership percentage to 55.9% on a fully diluted basis. This increase in the target ownership percentage would allow FMI to issue equity in connection with (1) acquisitions up to 3.9% of FMI’s fully diluted Shares outstanding after the closing and (2) the granting of equity awards up to 1.9% of FMI’s fully diluted Shares, in each case before any repurchase of Shares would be required by FMI. The revised term sheet also included significant penalty provisions in the event that FMI failed to make required stock repurchases to maintain Purchaser’s majority ownership position, and rejected the proposed changes to the standstill provisions included in FMI’s December 1, 2014 counteroffer.

On December 12, 2014, Purchaser delivered to FMI initial drafts of the definitive agreements for the U.S. co-education collaboration agreement and the ex-U.S. commercial collaboration agreement. From this date, the parties and their respective counsel engaged in negotiations with respect to the terms and conditions contained in each definitive agreement.

From December 12-15, 2014, the parties and their respective counsel continued to negotiate the investment and governance terms for the proposed transaction. During these discussions, Purchaser indicated that it would not proceed without receiving the anti-dilution protections that it had requested, including the proposed penalty provisions related to a breach of FMI’s stock repurchase obligations. However, Purchaser agreed to further increase its target ownership percentage to 56.3% on a fully diluted basis to provide FMI an additional cushion for maintaining Purchaser’s majority stake.

On December 16, 2014, Purchaser provided FMI with a further non-binding offer, including correspondence in which it indicated that the enclosed term sheet represented its final offer with respect to both price and terms. The term sheet included a per share price of $50.00.

Thereafter, on December 18, 2014, Davis Polk provided Goodwin Procter with initial drafts of the transaction agreement and investor rights agreement with respect to the proposed strategic transaction, as well as the form of tender and support agreement to be entered into between Purchaser and certain of FMI’s significant stockholders.

On December 23, 2014, Alexis Borisy, Chairman of the compensation committee of the FMI Board, had a telephone conversation with Mr. O’Day to discuss the compensatory program for Dr. Pellini, including the full vesting of Dr. Pellini’s remaining unvested equity upon the completion of Purchaser’s investment under the terms of Dr. Pellini’s existing change-in-control rights contained in his employment agreement, and the related retention objectives of Purchaser. Purchaser subsequently rescinded its request that FMI enter into a new employment agreement with Dr. Pellini, and no changes to Dr. Pellini’s compensation were made as a result of this discussion or otherwise in anticipation of the proposed transactions.

On December 24, 2014, Goodwin Procter provided Davis Polk with revised drafts of the transaction agreement and investor rights agreement, as well as proposed changes to the form of tender and support agreement.

On December 29, 2014, Davis Polk provided Goodwin Procter with initial drafts of the tax sharing agreement with respect to the proposed strategic transaction.

On December 30 and 31, 2014, representatives of Goodwin Procter and Davis Polk discussed the open issues with respect to the transaction agreement and investor rights agreement, including, among others: (1) the inclusion of post-closing indemnification provisions in the transaction agreement; (2) the definition of “material adverse effect” and other closing conditions; (3) the covenants relating to the parties’ obligations to obtain necessary regulatory approvals; (4) the scope and nature of the proposed interim operating covenants; (5) the size of the $35 million termination fee proposed by Purchaser if the FMI Board were to withdraw its recommendation of the tender offer or terminate the transaction agreement in order to accept a superior proposal; (6) certain provisions impacting FMI’s operational autonomy; and (7) certain financial, accounting and tax reporting obligations for FMI being proposed by Purchaser.

On January 3, 2015, Davis Polk provided Goodwin Procter with revised drafts of the transaction agreement, investor rights agreement, and form of tender and support agreement.

On January 5 and 6, 2015, representatives of Purchaser and Davis Polk met with representatives of Goldman Sachs and Goodwin Procter at Davis Polk’s offices in New York City to negotiate the terms of the transaction agreement, investor rights agreement, and tender and support agreements. The items subject to discussion included, among other things: (1) the post-closing indemnification provisions and related limitations on FMI’s potential liability; (2) the scope and nature of the interim operating covenants; and (3) the definition of “material adverse effect” and other closing conditions. In addition, the parties discussed the size of the $35 million termination fee proposed by Purchaser, and FMI’s counterproposal of a $25 million termination fee.

From January 7-11, 2015, the parties and their respective counsel continued to negotiate the terms of the various transaction documents, and Purchaser completed its confirmatory due diligence on FMI. During these discussions, the parties agreed to a $30 million termination fee.

On January 7, 2015, the parties completed negotiation of the substantive terms of the U.S. co-educational collaboration, on January 9, 2015, the parties completed negotiation of the substantive terms of the research and development collaboration and the ex-U.S. commercial collaboration, and on January 10, 2015, the parties completed negotiation of the substantive terms of the binding term sheet for the in vitro diagnostic collaboration.

On January 11, 2015, FMI and Purchaser executed the Transaction Agreement, the Investor Rights Agreement, the Tax Sharing Agreement and the definitive agreements related to the Collaborations, and all signatories to the Tender and Support Agreements executed such agreements. Prior to the open of trading on January 12, 2015 in both Europe and the United States, each of FMI and Purchaser issued a press release announcing the proposed investment by Purchaser in FMI and the related strategic partnership between the parties.

12.	Purpose of the Offer; Plans for FMI; Stockholder Approval; Appraisal Rights.

Purpose of the Offer; Plans for FMI

The purpose of the Offer and the Issuance is for Purchaser to acquire a majority equity interest in FMI. The Offer is being made in connection with certain other transactions between Purchaser and its affiliates and the Company. See “—Section 13—The Transaction Documents.”

Immediately after consummation of the Offer and the satisfaction or waiver of the other conditions set forth in the Transaction Agreement, Purchaser will invest $250 million in the Company in exchange for the Issuance Shares.

If you sell all of your Shares in the Offer (assuming that no proration is necessary), you will cease to have any equity interest in FMI or any right to participate in its earnings and future growth. Similarly, after selling all of your Shares in the Offer, you will not bear the risk of any decrease in the value of FMI.

To the extent that you do not tender your Shares pursuant to the Offer, or that we do not accept your Shares for payment in the Offer due to any necessary proration, you will continue to participate in the future earnings and future growth of the Company, and may be able to sell your Shares in the future on NASDAQ, or otherwise, at a net price higher or lower than the Offer Price. However, we can give no assurance as to the price at which you may be able to sell your Shares in the future.

If the Minimum Condition is not satisfied because an insufficient number of Shares are tendered in the Offer, then neither the Offer nor the other transactions contemplated by the Transaction Agreement (including the Collaboration Agreements described in this Offer to Purchase) will be consummated. There can be no assurance as to the effect that a failure to consummate the Offer and the other transactions contemplated by the Transaction Agreement may have on the price of the Shares.

Pursuant to the Investor Rights Agreement, following the consummation of the Offer, Purchaser will have certain board nomination and other governance rights, anti-dilution protection and registration rights, and will be subject to certain standstill and transfer restrictions with respect to the voting of its Shares (including the Shares acquired in connection with the Investment). See “The Offer—Section 13—The Transaction Documents—Investor Rights Agreement.”

Subject to the standstill and transfer restrictions described herein, Purchaser and its affiliates intend to review their investment in the Shares or other securities of the Company on a continuing basis and may take such actions with respect to their investment in the Company as they deem appropriate. Purchaser and its affiliates may consider the following factors, among other factors, when reviewing their investment in the Shares or other securities of the Company: the Company’s financial position, results and strategic direction, price levels of the Shares or such other securities, conditions in the securities and credit markets and general economic and industry conditions. Future acquisitions or dispositions of Shares or other securities of the Company will depend, among other things, on the standstill and transfer restrictions, market and economic conditions, Purchaser’s and its affiliates’ overall corporate development strategy and access to capital, and applicable regulatory and legal constraints. There can be no assurance that Purchaser or any of its affiliates will acquire additional Shares or other securities of the Company. Further, Purchaser and its affiliates may, from time to time, subject to the standstill restrictions, propose business strategies to the Company. Subject to the standstill and transfer restrictions, Purchaser and its affiliates reserve the right to acquire additional Shares or other securities of the Company through private purchases, market transactions, tender or exchange offers or otherwise on terms and at prices that may be more or less favorable than those of the Offer, or, subject to applicable legal restrictions, to dispose of any or all Shares or other securities of the Company owned by Purchaser or any of its affiliates.

Except as described above or elsewhere in this Offer to Purchase and except for the transactions contemplated in the Transaction Agreement, Investor Rights Agreement, or other agreements summarized herein, Purchaser has no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving FMI or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any change in the FMI Board or management, (iii) any material change in FMI’s capitalization or dividend policy, (iv) any other material change in FMI’s corporate structure or business, (v) any class of equity securities of FMI being delisted from a national securities exchange or ceasing to be authorized to be quoted in an automated quotation system operated by a national securities association or (vi) any class of equity securities of FMI becoming eligible for termination of registration pursuant to Section 12(g) of the Exchange Act.

Stockholder Approval

Pursuant to the Transaction Agreement, FMI is obligated to convene and hold a meeting of its stockholders to approve (i) the Transaction Agreement and the transactions contemplated thereby (including the Issuance), (ii) amendments to FMI’s certificate of incorporation to provide for (A) the declassification of the FMI Board and permitting the removal of directors with or without cause and (B) the waiver of the corporate opportunities doctrine with respect to Purchaser and its affiliates (collectively, the “Company Charter Amendment”) and (iii) Purchaser’s anti-dilution protection rights under the Investor Rights Agreement (the “Company Stockholder Approval”).

Pursuant to the Company’s organizational documents, (i) the affirmative vote of the holders of 75% of the outstanding Shares is required to approve the Company Charter Amendment relating to the declassification of the FMI Board, (ii) the affirmative vote of holders of a majority of the outstanding Shares is required to approve the

Company Charter Amendment relating to corporate opportunities and (iii) the affirmative vote of the holders of a majority of the votes properly cast at the meeting of the Company’s stockholders (“Company Stockholder Meeting”) is required in connection with each of the other proposals in respect of the Company Stockholder Approval. Approval of these matters by FMI’s stockholders is a condition to the completion of the Offer. Thus, subject to the other terms and conditions of the Transaction Agreement, it is expected that the Expiration Date will not occur prior to such stockholder meeting.

Appraisal Rights

No appraisal rights are available in connection with the Offer.

13.	The Transaction Documents.

The Transaction Agreement

The following summary description of the Transaction Agreement does not purport to be complete, may not contain all of the information that is important to you and is qualified in its entirety by reference to the Transaction Agreement, a copy of which Purchaser has included as Exhibit (d)(1) to this Tender Offer Statement on the Schedule TO and is incorporated herein by reference. We encourage you to read the Transaction Agreement carefully and in its entirety. The summary description has been included in this Offer to Purchase to provide you with information regarding the terms of the Transaction Agreement and is not intended to modify or supplement any factual disclosures about Parent, Purchaser, FMI or their respective affiliates. The representations, warranties and covenants contained in the Transaction Agreement were made only for the purposes of the Transaction Agreement, were made as of specific dates, were made solely for the benefit of the parties to the Transaction Agreement and may not have been intended to be statements of fact, but rather, as a method of allocating risk and governing the contractual rights and relationships among the parties to the Transaction Agreement. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Transaction Agreement and may apply standards of materiality and other qualifications and limitations in a way that is different from what may be viewed as material by Parent’s or FMI’s stockholders. In reviewing the representations, warranties and covenants contained in the Transaction Agreement or any descriptions thereof in this summary, it is important to bear in mind that such representations, warranties and covenants were not intended by the parties to the Transaction Agreement to be characterizations of the actual state of facts or conditions of Parent, Purchaser, FMI or their respective affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may have changed or may change after the date of the Transaction Agreement, which subsequent information may or may not be fully reflected in public disclosures. For the foregoing reasons, the representations, warranties and covenants, and any descriptions thereof, should not be read alone and should instead be read in conjunction with the other information contained in the reports, statements and filings that Parent, its affiliates and FMI publicly file. Purchaser acknowledges that, notwithstanding the inclusion of the foregoing cautionary statements, it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this Offer to Purchase not misleading.

The Offer

Upon the terms and subject to the conditions set forth in the Transaction Agreement, Purchaser has agreed to commence a cash tender offer (as promptly as practicable, but in no event later than February 2, 2015) for up to 15,604,288 Shares at a purchase price of $50.00 per Share, net to the seller in cash, without interest and less any required withholding taxes. Purchaser’s obligation to accept for payment and pay for Shares validly tendered and not validly withdrawn pursuant to the Offer is subject to the satisfaction of the Minimum Condition, the Regulatory Condition, receipt of the Company Stockholder Approval and the satisfaction or waiver of the other conditions set forth in “—Section 15—Conditions to the Offer.” Purchaser expressly reserves the right to waive any of the conditions to the Offer or modify the terms of the Offer, except that, without the consent of FMI, it will not:

•	decrease the Offer Price;

•	change the form of consideration to be paid in the Offer;

•	change the number of Maximum Shares;

•	change the Minimum Condition;

•	add to any of the conditions described in “—Section 15—Conditions to the Offer”;

•	extend or otherwise change the Expiration Time, except as described under “The Offer—Section 13—The Transaction Documents—The Transaction Agreement—Extensions of the Offer”; or

•	otherwise amend, modify or supplement any of the terms or conditions of the Offer in a manner that adversely affects the holders of Shares.

Extensions of the Offer

If at the scheduled expiration date of the Offer, including following a prior extension, any condition to the Offer has not been satisfied or waived, Purchaser is required to extend the Offer for one or more consecutive periods of not more than ten business days (or for such longer period as may be agreed by FMI) until such time as such conditions shall have been satisfied or waived (unless the Minimum Condition is the only condition to the Offer that has not been satisfied or waived, in which case Purchaser is only required to extend the Offer for a period of 10 days thereafter); provided that Purchaser is not obligated to extend the Offer beyond October 11, 2015. In addition, Purchaser is required to extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff or the rules and regulations of NASDAQ or applicable law.

The Transaction Agreement obligates Purchaser, subject to the satisfaction or waiver of the conditions set forth in “—Section 15—Conditions to the Offer,” to accept for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer (subject to any necessary proration so that Purchaser does not acquire more than the Maximum Shares) as promptly as practicable after the Expiration Time.

The Issuance

Immediately following the time at which Shares are first accepted for payment under the Offer (the “Acceptance Time”) , and subject to the satisfaction or waiver of certain conditions set forth in the Transaction Agreement, Purchaser shall make an investment in FMI of $250 million in cash in exchange for 5,000,000 newly issued Shares (the “Issuance Shares”) at a price of $50.00 per share (the “Issuance”).

Effective as of the consummation of the Issuance (the “Closing”), the FMI Board shall be composed as contemplated by the Investor Rights Agreement. See “The Offer—Section 13—The Transaction Documents—The Investor Rights Agreement—Board Representation”.

Company Charter Amendments

Pursuant to the Transaction Agreement, effective as of the Acceptance Time, subject to receipt of the required approval from the stockholders of FMI, the certificate of incorporation of FMI in effect immediately prior to the Acceptance Time will be amended as set forth on Exhibit C of the Transaction Agreement, which provides for:

•	declassification of the FMI Board and permitting directors to be removed, with or without cause, by the affirmative vote of the holders of 75% or more of the voting power of the outstanding Shares; and

•	waiver of the corporate opportunities doctrine with respect to Purchaser and its affiliates.

Representations and Warranties

In the Transaction Agreement, FMI has made customary representations and warranties to Purchaser that are subject, in some cases, to specified exceptions and qualifications contained in the Transaction Agreement or confidential disclosure schedules that FMI delivered to Purchaser in connection with the execution and delivery of the Transaction Agreement. These representations and warranties relate to, among other things: (i) corporate existence, standing and power; (ii) authority; execution, delivery and enforceability of the Transaction Agreement and other transaction documents; (iii) governmental authorization; (iv) non-contravention, required filings and consents; (v) capitalization; (vi) subsidiaries and other equity interests; (vii) SEC filings, financial statements and internal controls; (viii) financial statements; (ix) information to be included in the Offer documents, the Schedule 14D-9 and FMI’s proxy statement; (x) absence of certain changes or events; (xi) absence of undisclosed liabilities; (xii) compliance with laws and court orders; (xiii) regulatory matters; (xiv) litigation; (xv) real and personal property; (xvi) intellectual property; (xvii) taxes; (xviii) employee benefits; (xvix) labor matters; (xx) environmental matters; (xxi) material contracts; (xxii) foreign corrupt practices and international trade; (xxiii) brokers’ and finders’ fees; (xxiv) opinion of financial advisor; and (xxv) antitakeover statutes and rights agreement.

In the Transaction Agreement, Purchaser has made customary representations and warranties to FMI that are subject, in some cases, to specified exceptions and qualifications contained in the Transaction Agreement. These representations and warranties relate to, among other things: (i) corporate existence, standing and power; (ii) authority; execution, delivery and enforceability of the Transaction Agreement and other transaction documents; (iii) governmental authorization; (iv) non-contravention, required filings and consents; (v) information to be included in the Offer documents and the Schedule TO; (vi) brokers’ and finders’ fees; (vii) availability of funds; (viii) ownership of securities of FMI; and (ix) investor status.

Operating Covenants

Pursuant to the Transaction Agreement, from the date of the Transaction Agreement until the Closing, FMI has agreed to, and has agreed to cause each of its subsidiaries to, conduct its business in the ordinary course consistent with past practice and use commercially reasonable efforts to: preserve intact its present business organization; maintain in effect its permits; keep available the services of its directors, officers, key employees and key consultants; and maintain satisfactory relationships with customers, lenders, suppliers and others having significant business relationships with it.

In addition, during the same period, except as (i) expressly required by the Transaction Agreement, (ii) disclosed in the confidential disclosure schedules that FMI delivered to Purchaser in connection with the execution of the Transaction Agreement, or (iii) consented to in writing by Purchaser, FMI has agreed not to, and has agreed not to permit any of its subsidiaries to, subject to certain exceptions:

•	amend its certificate of incorporation, by-laws or other comparable organizational documents, or the qualifications for directors set forth in the Company’s Corporate Governance Guidelines;

•	split, combine or reclassify any Shares of its capital stock;

•	declare, set aside or pay any dividend or other distribution in respect of its capital stock;

•	redeem, repurchase or otherwise acquire any securities of the Company or of any subsidiary of the Company, or offer to do the same;

•	issue or otherwise deliver any securities of the Company or of any subsidiary of the Company, other than the issuance of (i) any Shares upon the exercise of stock options or restricted stock units, in each case that are outstanding on the date of the Transaction Agreement, and (ii) any securities of any subsidiary of the Company to the Company or any other wholly owned subsidiary of the Company;

•	amend any term of any security of the Company or of any subsidiary of the Company;

•	issue any equity award, or amend or modify the terms of any outstanding equity award, under FMI’s equity incentive plans or accelerate the vesting of any such award except as required by their terms on the date of the Transaction Agreement, other than grants made under an agreed upon equity pool as described in the confidential disclosure schedules;

•	incur any capital expenditures or any obligations or liabilities in respect thereof, except pursuant to FMI’s capital expenditure budget described in the confidential disclosure schedules or for any unbudgeted capital expenditures not to exceed $1,000,000 individually or $2,000,000 in the aggregate;

•	merge or consolidate with any other person;

•	acquire, directly or indirectly, any assets, interests or businesses, other than supplies, equipment or inventory in the ordinary course of business;

•	adopt a plan of complete or partial liquidation, dissolution, recapitalization or restructuring;

•	sell, lease, license or otherwise transfer, create any lien (other than certain permitted liens) on, or otherwise abandon, permit to lapse or fail to maintain any of the Company’s or its subsidiaries’ assets, securities, interests or businesses, other than sales of inventory or obsolete equipment, or the grant of non-exclusive licenses, in the ordinary course of business consistent with past practice;

•	make any loans or investments in any other person, other than (i) loans or investments in wholly owned subsidiaries of the Company or (ii) advances to its employees in respect of business related expenses, in each case in the ordinary course of business consistent with past practice;

•	create or otherwise become liable with respect to any indebtedness for borrowed money or issue or sell any debt securities or other rights to acquire any debt securities of the Company or any of its subsidiaries, other than indebtedness for borrowed money (i) to finance working capital needs in the ordinary course of business in an aggregate amount not to exceed $20,00,000, and (ii) among the Company and its wholly owned subsidiaries, or among the Company’s wholly owned subsidiaries, in each case in the ordinary course of business consistent with past practice;

•	enter into, modify in any material respect, or renew certain material contracts;

•	waive or fail to pursue any material rights or claims of the Company or any of its subsidiaries under certain material contracts;

•	voluntarily accelerate, terminate or cancel certain material contracts;

•	with respect to the senior management team of FMI, (i) except as required under an employee plan or applicable law, grant or increase any severance, retention or termination pay (or amend any existing severance pay, retention or termination arrangement), (ii) enter into any employment, consulting, bonus, change in control, deferred compensation or other similar agreement (or amend any such existing agreement), (iii) except as required by applicable law, establish, adopt or amend, or otherwise increase benefits payable under, any employee plan or collective bargaining agreement or (iv) increase compensation, bonus or other benefits payable, except for increases in annual base compensation and target bonus of up to 10% in the ordinary course of business consistent with past practice;

•	change the Company’s methods of accounting, except as required by concurrent changes in generally accepted accounting principles or by securities laws as agreed to by the Company’s independent public accountants;

•	pay, settle or satisfy, or offer to settle or satisfy (i) any shareholder litigation or dispute against the Company, any of its subsidiaries or any of their officers or directors (provided that Purchaser’s consent to any such action shall not be unreasonably withheld, conditioned or delayed) or (ii) any proceeding or any other liability or obligation, other than (x) liabilities and obligations incurred in the ordinary course of business consistent with past practice or in connection with the transactions contemplated by the Transaction Agreement or (y) proceedings, liabilities and obligations in an amount less than $1,000,000 individually or $3,000,000 in the aggregate;

•	amend or modify the Company’s guidelines regarding matters that require the approval of the FMI Board; or

•	authorize, agree, resolve or commit to do any of the foregoing.

No Solicitation

Pursuant to the Transaction Agreement, FMI has agreed that it will not, nor will it authorize or permit any of its subsidiaries or any of its or their respective officers, directors, employees, investment bankers, attorneys and other advisors or representatives (collectively, “Representatives”) to, among other things:

•	solicit, initiate or take any action to knowingly assist, facilitate or encourage the submission of any Acquisition Proposal (as defined below);

•	enter into or participate in any discussions or negotiations with, furnish any information relating to the Company or any of its subsidiaries or afford access to the business, properties, assets, books or records of the Company or any of its subsidiaries to, otherwise cooperate in any way with, or knowingly assist, participate in, facilitate or encourage any effort by any third party that has made, is seeking to make or would be reasonably expected to make an Acquisition Proposal;

•	fail to enforce, or grant any waiver or release under, any standstill or similar agreement with respect to any class of equity securities of the Company or any of its subsidiaries;

•	approve any transaction under, or any person becoming an “interested stockholder” under, Section 203 of the Delaware General Corporation Law (the “DGCL”); or

•	enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar instrument relating to an Acquisition Proposal.

The Company has agreed that it will, and will cause its subsidiaries and its and their Representatives to, cease immediately and terminate any and all existing activities, discussions or negotiations, if any, with any third party or its Representatives conducted prior to the date of the Transaction Agreement with respect to any Acquisition Proposal, and to use its reasonable best efforts to cause any such third party and its Representatives that executed a confidentiality agreement within the 24-month period prior to the date of the Transaction Agreement and that is in possession of confidential information of the Company or any of its subsidiaries to return or destroy all such information as promptly as practicable.

Notwithstanding the restrictions described above, at any time prior to the Acceptance Time, if the FMI Board determines in good faith, after consultation with outside legal counsel, that the failure to take the following actions would be inconsistent with its fiduciary duties under the DGCL, the Company, directly or indirectly through its Representatives, may:

•	engage in negotiations or discussions with any third party and its Representatives that, subject to the Company’s compliance with the above prohibitions, has made a bona fide, written Acquisition Proposal that the FMI Board reasonably believes is or would reasonably be expect to lead to a Superior Proposal (as defined below); and

•	furnish to such third party (and its Representatives) non-public information relating to the Company or any of its subsidiaries pursuant to a confidentiality agreement with terms in all material respects no less favorable to the Company than those contained in the confidentiality agreement entered into by the Company and Purchaser; provided that all such information, to the extent not previously provided or made available to Purchaser, must also be provided or made available to Purchaser prior to or substantially concurrently with the time it is provided or made available to such third party.

The Company is required to notify Purchaser promptly (but in no event later than 24 hours) after the Company or any of its Representatives receives any Acquisition Proposal, any indication that a third party is considering making an Acquisition Proposal, or any request for information relating to the Company or any of its subsidiaries or for access to the business, properties, assets, books or records of the Company or any of its subsidiaries by any third party that has made, is seeking to make or would reasonably be expected to make an Acquisition Proposal. The Company is required to keep Purchaser reasonably informed, on a reasonably current basis, of the status and material terms of any Acquisition Proposal or any such indication or request.

The term “Acquisition Proposal” means, other than the transactions contemplated by the Transaction Agreement, any third party offer, proposal, inquiry relating to, or any third party indication of interest in, (i) any acquisition, purchase or exclusive license, directly or indirectly, of 15% or more of the consolidated assets of FMI and its subsidiaries or 15% or more of any class of equity or voting securities of FMI or any of its subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of FMI, (ii) any tender offer or exchange offer that, if consummated, would result in such third party beneficially owning 15% or more of any class of equity or voting securities of FMI or any of its subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of FMI, or (iii) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving FMI or any of its subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of FMI.

The term “Superior Proposal” means a bona fide, unsolicited written Acquisition Proposal for at least a majority of the outstanding Shares or a majority of the consolidated assets of FMI and its subsidiaries on terms that the FMI Board determines in good faith by a majority vote, after considering the advice of an outside financial advisor of nationally recognized reputation and outside legal counsel and taking into account all the terms and conditions of the Acquisition Proposal, including any break-up fees, expense reimbursement provisions, conditions to consummation and likelihood of satisfying all such conditions, are more favorable to the Company’s stockholders than as provided under the Transaction Agreement (taking into account any proposal by Purchaser to amend the terms of the Transaction Agreement), which the FMI Board determines is reasonably likely to be consummated and for which financing, if a cash transaction (whether in whole or in part), is then fully committed by reputable financing sources or reasonably determined to be available by the FMI Board. For the avoidance of doubt, FMI and Purchaser agreed that the FMI Board may determine in good faith that an Acquisition Proposal to acquire 100% of the outstanding Shares or consolidated assets of FMI and its subsidiaries for a per share price (or aggregate consideration that equates to a per share price) less than $50.00 constitutes a Superior Proposal for purposes of the Transaction Agreement.

FMI Board Recommendation

FMI has represented to Purchaser in the Transaction Agreement that the FMI Board, at a meeting duly called and held, unanimously adopted resolutions:

•	approving and declaring advisable the Transaction Agreement and the other agreements contemplated thereby, and the transactions contemplated thereby (including the Offer, the Issuance and the Company Charter Amendment);

•	determining that the Transaction Agreement and the other agreements contemplated thereby, and the transactions contemplated thereby (including the Offer, the Issuance, the Company Charter Amendment) are in the best interests of the stockholders of FMI;

•	to recommend that the holders of Shares (i) accept the Offer and tender their Shares in the Offer and (ii) approve and adopt the Company Charter Amendment, the Transaction Agreement and the transactions contemplated thereby (including the Issuance) and Purchaser’s anti-dilution protection rights under the Investor Rights Agreement (the “FMI Board Recommendation”).

The Company has also agreed that the FMI Board will not fail to make, withdraw or modify in a manner adverse to Purchaser the FMI Board Recommendation (or recommend an Acquisition Proposal or make any public statement (or statement to its stockholders) inconsistent with the FMI Board Recommendation (any such action, an “Adverse Recommendation Change”). However, notwithstanding the foregoing, at any time prior to the Acceptance Time, after complying with the obligations described in the “—Last Look” section below, the FMI Board may make an Adverse Recommendation Change (i) if the Company has received a Superior Proposal or (ii) in response to an Intervening Event (as defined below), in each case if the FMI Board determines in good faith, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under the DGCL.

The Transaction Agreement does not prevent the FMI Board from complying with Rule 14d-9 (including Item 1012(a) of Regulation M-A) or Rule 14e-2(a) promulgated under the Exchange Act with regard to an Acquisition Proposal so long as any action taken or statement made is in compliance with the provisions described above. However, any such action taken or statement made that relates to an Acquisition Proposal will be deemed to be an Adverse Recommendation Change unless the FMI Board reaffirms the FMI Board recommendation in such statement or in connection with such action. Any factually accurate public statement by the Company that merely describes the Company’s receipt of an Acquisition Proposal and the operation of the Transaction Agreement with respect thereto and contains a “stop, look and listen” communication pursuant to Rule 14d-9(f) promulgated under the Exchange Act shall not constitute an Adverse Recommendation Change.

The term “Intervening Event” means a material event, change or circumstance arising after the date of the Transaction Agreement that was neither known to nor reasonably foreseeable by the FMI Board as of or prior to the date of the Transaction Agreement and does not involve or relate to an Acquisition Proposal.

Last Look

However, the FMI Board may not make an Adverse Recommendation Change or terminate the Transaction Agreement and pay the termination fee as described below unless:

•	FMI has provided Purchaser with written notice at least four business days (or three business days in the case of amendments to any Acquisition Proposal) before taking that action setting forth FMI’s intention to take such action and containing (x) if such action is intended to be taken in response to a Superior Proposal, a copy of the most current version of the proposed agreement under which the transaction contemplated by such Superior Proposal is proposed to be consummated and the identity of the person making the Superior Proposal or (y) if such action is intended to be taken in response to an Intervening Event, a reasonably detailed description of the underlying facts giving rise to, and the reasons for taking, such action; and

•	Purchaser does not make, within the foregoing four-business day period (or three-business day period, as applicable) an offer that (x) in the case of any action intended to be taken in response to a Superior Proposal, is at least as favorable to the stockholders of FMI as such Superior Proposal (it being understood and agreed that any amendment to the financial terms or other material terms of such Superior Proposal requires a new written notification from FMI and commences a three-business day period during which Purchaser can take action in respect of such proposal), or (y) in the case of any action intended to be taken in response to an Intervening Event, eliminates the basis for taking such action.

During any such four-business day period (or three-business day period, as applicable) FMI will, and will cause its Representatives to, negotiate in good faith with Purchaser and its Representatives with respect to any revisions proposed by Purchaser to the terms of the transactions contemplated by the Transaction Agreement and the other agreements contemplated thereby.

Regulatory Undertaking

See “Section 16—Certain Legal Matters; Regulatory Approvals—Regulatory Undertakings.”

Approval of Compensation Arrangements

Pursuant to the Transaction Agreement, FMI has agreed (acting through the compensation committee of the FMI Board) to take all steps that may be necessary or advisable to cause to be exempt under Rule 14d-10(d) promulgated under the Exchange Act any employment compensation, severance or other employee benefit arrangement that has been, or after the date of the Transaction Agreement will be, entered into by FMI or any of its subsidiaries with current or future directors, officers, employees or other service providers of FMI or any of its subsidiaries and to ensure that any such arrangements fall within the non-exclusive safe harbor provisions of such rule.

Conditions to the Offer

See “—Section 15—Conditions to the Offer.”

Conditions to the Issuance

The obligations of each party to consummate the Issuance are subject to the satisfaction or waiver of the following conditions:

•	absence of any applicable law that prohibits or makes the consummation of the Issuance illegal; and

•	the occurrence of the Acceptance Time.

Termination

The Transaction Agreement may be terminated at any time prior to the Closing:

•	by mutual written consent of Purchaser and FMI;

•	by either Purchaser or FMI, if:

•	the Acceptance Time has not occurred on or before October 11, 2015 (the “End Date”); provided, however, that this right to terminate the Transaction Agreement will not be available to a party if the failure to consummate the Offer is the result of a breach of the Transaction Agreement by such party (the “End Date Termination Right”);

•	any applicable law, judgment or order makes consummation of the Offer or the Issuance illegal or otherwise prohibits or permanently enjoins either the Company or Purchaser from consummating the Offer or the Issuance, and in each case such applicable law, judgment or order has become final and non-appealable; provided, however that this right will not be available to a party if the existence of such applicable law, judgment or order is the result of a breach of the Transaction Agreement by such party; or

•	the Company Stockholder Approval shall not have been obtained at the Company Stockholder Meeting (including any adjournment or postponement thereof) (the “Stockholder Vote Failure Termination Right”);

•	by Purchaser, if, prior to the Acceptance Time:

•	(i) an Adverse Recommendation Change has occurred or (ii) at any time after receipt or public announcement of an Acquisition Proposal, the FMI Board shall have failed to publicly reaffirm the FMI Board Recommendation as promptly as practicable (but in any event within five business days) after receipt of any written request from Purchaser to do so;

•	FMI has intentionally and materially breached its obligations relating to the Company Stockholder Meeting or those described above under “—No Solicitation”; or

•	FMI breaches any of its representations or warranties or fails to perform any of its covenants or agreements set forth in the Transaction Agreement that would cause any of the conditions set forth in clause (c)(iii) or (c)(iv) of “—Section 15—Conditions to the Offer” to exist and such breach or failure cannot be cured prior to the End Date, or if curable by the End Date, is not cured within 30 days after receipt by the Company of written notice of such breach or failure (such termination right, the “FMI Breach Termination Right”);

•	by FMI, if, prior to the Acceptance Time:

•	the FMI Board has made an Adverse Recommendation Change in compliance with the terms of the Transaction Agreement in order to enter into a definitive agreement in respect of a Superior Proposal in accordance with the Transaction Agreement and FMI has paid the fee described in “—FMI Termination Fee”;

•	following satisfaction or waiver of the conditions to Purchaser’s obligation to consummate the Offer, (A) Purchaser fails to consummate the Offer on or prior to the latest time permissible under the Transaction Agreement or (B) the consummation of the transactions contemplated by the Issuance will not occur immediately following the Acceptance Time as a result of a failure of Purchaser to comply with its obligations under the Transaction Agreement; or

•	Purchaser breaches any of its representations or warranties or fails to perform any of its covenants or agreements set forth in the Transaction Agreement that would reasonably be expected to prevent Purchaser from consummating the Offer or the Issuance and such breach or failure is incapable of being cured by the End Date or, if curable by the End Date, is not cured within 30 days after receipt by Purchaser of written notice of such breach or failure.

If the Transaction Agreement is terminated pursuant to its terms, the Transaction Agreement will become void and of no effect without liability of either party to the Transaction Agreement (or any stockholder or Representative of such party) to the other party; provided that, if such termination shall result from either party’s fraud or the willful (i) failure of either party to fulfill a condition to the performance of the obligations of the other party or (ii) breach of the Transaction Agreement, such party shall be fully liable for any and all liabilities and damages incurred or suffered by the other party as a result of such failure or breach.

FMI Termination Fee.

FMI has agreed to pay Purchaser a termination fee of $30,000,000 in cash (the “FMI Termination Fee”) in the event that:

•	the Transaction Agreement is terminated by Purchaser because:

•	(i) an Adverse Recommendation Change has occurred or (ii) at any time after public announcement of an Acquisition Proposal, the FMI Board fails to publicly reaffirm the FMI Board Recommendation as promptly as practicable (but in any event within five business days) after receipt of Purchaser’s written request to do so; or

•	the Company has intentionally and materially breached certain of its obligations relating to obtaining the Company Stockholder Approval or its obligations described above under “— No Solicitation”;

•	the Transaction Agreement is terminated by the Company in order to enter into a definitive agreement providing for a Superior Proposal in accordance with the terms and conditions of the Transaction Agreement; or

•	the following occurs:

•	the Transaction Agreement is terminated (i) by Purchaser or the Company pursuant to the End Date Termination Right or the Stockholder Vote Failure Termination Right, or (ii) by Purchaser pursuant to the FMI Breach Termination Right;

•	after the date of the Transaction Agreement and before such termination (in the case of the End Date Termination Right or the FMI Breach Termination Right) or before the Company Stockholder Meeting (in the case of the Stockholder Vote Failure Termination Right), an Acquisition Proposal is publicly announced or otherwise communicated to the FMI Board and not unconditionally withdrawn; and

•	within 12 months following the date of such termination, the Company enters into a definitive agreement with respect to or recommends to its stockholders an Acquisition Proposal or an Acquisition Proposal shall have been consummated (for purposes of this trigger of the FMI Termination Fee, substituting 35% for the 15% thresholds contained in the definition of “Acquisition Proposal” described under “— No Solicitation”).

Except in the case of fraud or intentional misconduct, payment of the FMI Termination Fee shall be deemed to be liquidated damages for any and all damages or losses suffered or incurred by Purchaser or any of its affiliates in connection with the Transaction Agreement and the termination thereof (or any matter forming the basis for such termination), and neither Purchaser nor any of its affiliates shall be entitled to bring any proceedings against FMI or any of its affiliates for damages or any equitable relief arising therefrom.

Indemnification

The representations and warranties of the Company, and the covenants of the Company described in “—Operating Covenants,” will generally survive until the date that is 15 months after the date on which the Acceptance Time occurs; however, the representations and warranties (i) of the Company regarding corporate existence and power, corporate authorization, capitalization, subsidiaries and other equity interests, the Schedule 14D-9, the Company’s proxy statement and information to be included in the Offer documents, stockholders’, investors’ rights or similar agreements, brokers’ and finders’ fees, opinion of financial advisor and antitakeover statutes, and (ii) of Purchaser regarding corporate existence and power, corporate authorization, the Offer documents and information to be included in the Schedule 14D-9 and the Company’s proxy statement, brokers’ and finders’ fees and ownership of Shares (collectively, the “Fundamental Warranties”) will survive until the latest date permitted by law. The covenants, agreements and obligations of the parties contained in the Transaction Agreement (other than the covenants of the Company described in “—Operating Covenants”) will survive the Closing until the latest date permitted by law or for the shorter period explicitly specified therein, except that for such covenants, agreements and obligations that survive for such shorter period, breaches thereof shall survive indefinitely or until the latest date permitted by law.

Effective at and after the Closing, the Company has agreed to indemnify Purchaser, its affiliates and its and their respective officers, directors, managers, employees, agents, successors and assigns (collectively, the “Purchaser Indemnified Parties”) against any and all Damages (as defined below) incurred or suffered by the Purchaser Indemnified Parties arising out of or resulting from (i) any breach of any representation or warranty of the Company (determined without regard to any qualification or exception contained therein relating to materiality or Material Adverse Effect or any similar qualification or standard) or (ii) any breach of any covenant or agreement of the Company. With respect to indemnification by the Company for breaches of representations and warranties, except in respect of breaches of Fundamental Warranties and for claims for fraud or intentional misrepresentation, (i) the Company will not be liable unless and until the aggregate amount of all Damages with respect to such breaches exceeds an amount equal to $15,000,000 and then only to the extent of such excess, and (ii) the Company’s maximum aggregate liability will be limited to $100,000,000.

Effective at and after the Closing, Purchaser has agreed to indemnify the Company, its affiliates and their respective officers, directors, managers, employees, agents, successors and assigns (collectively, the “Company Indemnified Parties”) against all Damages incurred or suffered by the Company Indemnified Parties arising out of or resulting from (i) any breach of any representation or warranty of Purchaser (determined without regard to any qualification or exception contained therein relating to materiality or Material Adverse Effect or any similar qualification or standard) or (ii) any breach of any covenant or agreement of Purchaser. With respect to indemnification by Purchaser for breaches of representations and warranties, except in respect of breaches of Fundamental Warranties and for claims for fraud or intentional misrepresentation, (i) Purchaser will not be liable unless and until the aggregate amount of all Damages with respect to such breaches exceeds an amount equal to $15,000,000 and then only to the extent of such excess, and (ii) Purchaser’s maximum aggregate liability will be limited to $100,000,000.

The term “Damages” means any and all claims, costs, losses, liabilities, obligations, fines, penalties, awards, damages, diminution in value and expenses (including reasonable fees and expenses of counsel and other professionals and expenses of investigation); provided that, except for amounts actually paid in respect of any claim by any third party with respect to which indemnification is sought, Damages shall not include (i) any punitive or exemplary damages or (ii) any consequential damages (except, for the avoidance of doubt, diminution in value).

Subject to certain requirements and exceptions, the indemnifying party will be entitled to control the defense of any claim by any third party with respect to which indemnification is sought under the Transaction Agreement. If the indemnifying party assumes the control of the defense of any such claim, the indemnifying party must obtain the prior written consent of the indemnified party before entering into any settlement of such claim unless (i) the sole relief provided is monetary damages that are paid in full by the indemnifying party and (ii) such settlement includes an unconditional release of the indemnified parties, as the case may be, from all liability on claims that are the subject matter of such claim and does not include any statement as to or any admission of fault, culpability or failure to act by or on behalf of the indemnified parties. If the indemnified party controls the defense of any such claim, the indemnified party shall obtain the prior written consent of the indemnifying party before entering into any settlement of such claim (such consent not to be unreasonably withheld, conditioned or delayed).

Without limiting any claims arising out of the other transaction documents, after the Closing, except as otherwise expressly provided in the Transaction Agreement or with respect to claims for fraud, intentional misrepresentation or intentional misconduct, the sole and exclusive recourse for any Damages under the Transaction Agreement shall be the indemnity described above.

Fees and Expenses

Subject to certain exceptions and subject to the provisions described in “—FMI Termination Fee,” all fees and expenses incurred in connection with the Transaction Agreement, the Offer, the Issuance and the other transactions contemplated by the Transaction Agreement will be paid by the party incurring such fees or expenses, whether or not the Offer or the Issuance is consummated.

Amendment/Waiver

Any provision of the Transaction Agreement may be amended at any time by a written instrument signed by the parties, except that (i) after the Acceptance Time, (x) no amendment can be made that decreases the Offer Price and (y) any agreement by FMI to such amendment or waiver will require the approval of a majority of the directors then in office who were not designated to the FMI Board by Purchaser, and (ii) there will be no amendment or waiver that would require the approval of the stockholders of FMI under applicable law without such approval having first been obtained.

Investor Rights Agreement

In connection with the Investment and simultaneously with the execution of the Transaction Agreement, FMI, Purchaser and certain existing stockholders of FMI (the “Existing VC Investors”) entered into an Investor Rights Agreement, which will become effective at the Acceptance Time (the “Investor Rights Agreement”). The Existing VC Investors are Third Rock Ventures, L.P., affiliates of KPCB Holdings, Inc. and Google Ventures 2011, L.P. The

following summary description of the Investor Rights Agreement does not purport to be complete, may not contain all of the information that is important to you and is qualified in its entirety by reference to the Investor Rights Agreement, a copy of which Purchaser has included as Exhibit (d)(2) to the Schedule TO and is incorporated herein by reference. We encourage you to read the Investor Rights Agreement carefully and in its entirety.

Board Representation

Under the terms of the Investor Rights Agreement, immediately following the Closing, the FMI Board will comprise nine directors, consisting of (a) three directors designated by Purchaser, who initially shall include Daniel O’Day, Chief Operating Officer of Roche Pharma and two other individuals designated in writing by Purchaser to the Company prior to the Closing (the individuals designated to the FMI Board by Purchaser, the “Purchaser Designees”), (b) two of the current independent directors affiliated with the Existing VC Investors to be agreed in writing by the Company and Purchaser prior to the Closing (the “Existing VC Directors”), (c) three additional Independent Directors, who shall initially be current directors Evan Jones and David Schenkein, M.D. and a third director to be agreed in writing by the Company and Purchaser prior to the Closing, and (d) the Chief Executive Officer of the Company (currently Michael Pellini, M.D.) (the foregoing, the “Board Composition”). It is expected that Alexis Borisy will remain as Chairman of the FMI Board following the Closing. The term “Independent Directors” means each director of the FMI Board who, as of the time of determination, (i) qualifies as “independent” under the requirements of any applicable federal or state securities laws or the rules, regulations or listing standards promulgated by any national securities exchange on which the Shares are traded (“Applicable Governance Rules”) and (ii) is not a director, manager, principal, partner, officer or employee of, and otherwise has no material relationship with, Purchaser, any of the Existing VC Investors, any other Person who owns 2% or more of the outstanding Shares or any of their respective Affiliates.

Pursuant to the Investor Rights Agreement, following the Closing, for so long as Purchaser (together with its affiliates) beneficially owns at least 10% of the outstanding Shares, the FMI Board will be comprised as follows: (i) a number of Purchaser Designees equal to the lesser of (A) the number of seats representing 33.34% of the FMI Board and (B) proportionate representation on the FMI Board (rounded to the nearest whole number), but in any event at least one director designee; (ii) the then-serving Chief Executive Officer of the Company; (iii) the Existing VC Directors (or, following the vacancy of any such seat caused by the death, disability, retirement, resignation or removal of any such director, an Independent Director); and (iv) such number of Independent Directors as is necessary to fill all then-remaining seats on the FMI Board. The FMI Board may be expanded following the Closing as approved by the FMI Board, but may only be reduced if and to the extent (x) required by Applicable Governance Rules or (y) approved by a majority of the Purchaser Designees.

Subject to the foregoing, the director nominees to be presented to the stockholders at any annual or special meeting called for the purpose of electing directors will be selected by the nominating committee of the FMI Board (it being understood and agreed that the nominating committee shall be comprised at all times of a majority of Independent Directors).

The Company has agreed to cause each individual designated in accordance with the Investor Rights Agreement to be nominated for election as a director on the FMI Board, and to take all other necessary actions, subject to applicable law and Applicable Governance Rules, to ensure that the composition of the FMI Board is as set forth above; provided that any director on the FMI Board shall be required to meet the minimum qualifications for directors set forth in the Company’s Corporate Governance Guidelines then in effect (which qualifications may not be amended without the prior written consent of a majority of the Purchaser Designees, other than to comply with Applicable Governance Rules).

Notwithstanding the foregoing, the Purchaser Designees may be excluded from any discussions of the FMI Board regarding any actual or potential collaboration agreement between FMI and any pharmaceutical, biotechnology or biopharmaceutical company that is at such time an actual competitor of Purchaser and which is similar in scope, nature and value to the ordinary course collaboration agreements of FMI existing as of the date of the Transaction Agreement (i.e., agreements pursuant to which FMI has agreed to provide genomic sequencing services to pharmaceutical, biotechnology and biopharmaceutical companies to support research and development or patient treatment, or to work with such companies to collect and use human molecular and other patient information for such company’s research, development and commercialization efforts), other than any strategic alliance, partnership, joint venture or exclusive outbound license agreement proposed to be entered into by the Company or any of its subsidiaries that would require consideration or approval of the FMI Board in accordance with the Company’s guidelines regarding matters that require FMI Board approval then in effect (which guidelines may not be amended without the prior written consent of a majority of the Purchaser Designees, other than to comply with Applicable Governance Rules). For so long as Purchaser is entitled to appoint at least one director to the FMI Board, the Purchaser Designee(s) will be entitled to proportionate representation (rounded to the nearest whole number) on each committee of the FMI Board, but in any event, at least one director designee on each committee (other than any special committee of Disinterested Directors (as defined below) established for the sole purpose of considering any matter requiring approval of the Disinterested Directors as described below), subject to compliance with the Applicable Governance Rules. If so requested by Purchaser, the Company shall, and shall cause each of its subsidiaries to, take all necessary actions to ensure that the composition of each such subsidiary’s board of directors (or analogous governing body) and each committee thereof shall be proportionate to the composition of the FMI Board and the committees thereof, such that the Purchaser Designees shall have the same proportional representation (rounded to the nearest whole number, but not less than one) on each such subsidiary board of directors and committee thereof as the Purchaser Designees have on the FMI Board and each committee thereof, subject in all cases to applicable law.

To the extent that, due to the independence requirements of Applicable Governance Rules, any FMI Board committee or board committee of any of the Company’s subsidiaries may not include the full number of Purchaser Designees as described above, Purchaser may appoint a Purchaser Designee to serve as a non-voting “observer” on such committee in addition to any Purchaser Designees serving on such committee.

For as long as there is at least one Purchaser Designee on the FMI Board, the following actions shall require approval of at least a majority of the Disinterested Directors on the FMI Board (or a special committee thereof):

•	any transaction between Purchaser or any of its affiliates, on the one hand, and the Company or any of its subsidiaries, on the other hand;

•	any enforcement or waiver of the rights of the Company or any of its subsidiaries under any agreement between the Company or any of its subsidiaries, on the one hand, and Purchaser or any of its affiliates, on the other hand; and

•	any purchase of Shares by Purchaser or any of its affiliates, other than as expressly permitted under the Investor Rights Agreement.

The term “Disinterested Director” means a director on the FMI Board that (i) qualifies as “independent” under Applicable Governance Rules, (ii) is not a director, manager, principal, partner, officer or employee of, and otherwise has no material relationship with, Purchaser or any of its affiliates and (iii) is not a Purchaser Designee.

Consent Rights

Until such time as Purchaser (together with its affiliates) beneficially owns less than 50% of the outstanding Shares, FMI (and its subsidiaries) may not take the following actions without Purchaser’s prior written consent:

•	appointment of a new Chief Executive Officer;

•	creation, incurrence or assumption of any indebtedness if, after giving effect thereto, the aggregate outstanding principal amount of indebtedness of the Company and its subsidiaries would exceed the lesser of (i) $200 million and (ii) 20% of the Company’s market capitalization;

•	any issuance, delivery or sale (or any authorization of such an issuance, delivery or sale) of any securities of the Company or of any subsidiary of the Company, subject to certain exceptions, including:

•	Shares issued upon the exercise or settlement of securities of the Company granted under an equity incentive plan that are outstanding on the date of the Investor Rights Agreement;

•	certain securities of the Company granted after the date of the Investor Rights Agreement pursuant to a permitted equity plan (and any Shares issued upon the exercise or settlement of such securities); and

•	in connection with permitted acquisitions, certain securities of the Company issued as stock consideration (up to an aggregate maximum number of Shares on a fully diluted basis and provided that such issuance does not result in Purchaser (together with its affiliates) beneficially owning less than 50.5% of the outstanding Shares);

•	(i) adoption of a stockholder rights plan; (ii) split, combination or reclassification of any Shares or other securities of the Company; or (iii) amendment to the terms of any securities of the Company or of any subsidiary of the Company (other than certain permitted amendments to certain securities of the Company granted under an equity incentive plan);

•	any establishment of, or amendment to, any equity incentive plan or arrangement, except for equity incentive plans or amendments thereto that satisfy certain criteria (including that such equity incentive plans or amendments are on reasonable terms and conditions (in light of then-current market practice for similarly situated companies)) (each an “Equity Plan Extension”);

•	any acquisition of assets, interests in an entity or businesses if the aggregate consideration payable by the Company and its subsidiaries in such acquisition (together with any substantially related, associated or linked acquisitions) exceeds the lesser of (i) $200 million and (ii) 20% of the Company’s then-existing market capitalization; provided, however, Purchaser shall not have any such consent right if Purchaser or any of its affiliates is simultaneously evaluating the acquisition of the same assets, securities, properties, interests in an entity, or businesses, or capital contribution or investment, for its own account;

•	any disposition of assets, interests in an entity or businesses if the aggregate consideration payable to the Company and its subsidiaries in such disposition (together with any substantially related, associated or linked dispositions) exceeds $50 million;

•	any engagement by the Company or any of its subsidiaries in any business or activity other than (i) human molecular information or human molecular diagnostics, excluding human forensics, and (ii) any business or activity incidental thereto, which incidental business or activity includes working with pharmaceutical, biotechnology or biopharmaceutical companies to collect and use human molecular and other patient information for such companies’ research, development and commercialization efforts;

•	any amendment to the certificate of incorporation or by-laws of the Company or similar organizational documents of any of its subsidiaries, except as required by applicable law or the Applicable Governance Rules;

•	(i) any dissolution or liquidation, (ii) any voluntary bankruptcy, insolvency or similar filings, (iii) any assignment for the benefit of creditors or (iv) any admission in writing of its inability to pay its debts generally as they become due;

•	any action that would impair in any material respect the Company’s ability to perform its obligations under the Investor Rights Agreement or that would otherwise impair in any material respect Purchaser’s or any of its affiliates’ rights thereunder; or

•	any agreement, resolution or commitment to do any of the foregoing.

In the event Purchaser (together with its affiliates) ceases to beneficially own more than 50% of the outstanding Shares, no termination of Purchaser’s consent rights will occur unless (i) the Company has provided Purchaser with written notice thereof and (ii) Purchaser and its affiliates fail to increase its ownership above such threshold within 20 business days of such notice (subject to certain extensions if Purchaser and its affiliates are unable to purchase Shares as a result of the application of any applicable securities laws).

Voting Obligations

As long as Purchaser is entitled to designate at least one director to the FMI Board, Purchaser will, and will cause each of its affiliates to, (a) cause all of its Shares to be present for quorum purposes at any meeting of the stockholders of FMI, (b) if any stockholder vote is required, vote all of its Shares to approve any matter requiring approval by Purchaser described under “—Consent Rights” that Purchaser has approved within the previous six months (unless the FMI Board or a committee thereof changes its recommendation with respect to such matter) and (c) vote all of its Shares in connection with the election of directors (on a director-by-director basis) either (i) in accordance with the recommendation of the FMI Board or (ii) in the same proportion as the votes cast by all stockholders of FMI other than Purchaser and its affiliates; provided, however, that (A) the obligations of Purchaser and its affiliates described in this clause (c) shall not apply in connection with any director election if the Company’s nominees are not consistent with the Board Composition, (B) in no event may Purchaser or any of its affiliates vote any of its Shares for any director candidate nominated by any other stockholder of the Company if such nominee is a director, manager, principal, partner, officer or employee of Purchaser and its affiliates or would otherwise not qualify as an “Independent Director” of Purchaser under the objective independence criteria set forth in the NASDAQ Listing Rules, and (C) if Purchaser breaches its standstill restrictions with respect to “solicitations” of “proxies” as described below, and such breach results in the nomination of a director candidate by any other stockholder of the Company, then Purchaser will, and will cause each of its affiliates to, vote all of its Shares solely in accordance with the recommendation of the FMI Board in connection with such director election, and (d) vote all of its Shares in connection with the adoption of any Equity Plan Extension either (i) in accordance with the recommendation of the FMI Board or (ii) in the same proportion as the votes cast by all stockholders of FMI other than Purchaser and its affiliates.

As long as an Existing VC Investor has at least one representative on the FMI Board, such Existing VC Investor will be required to (a) cause all of its Shares to be present for quorum purposes at any meeting of the stockholders of FMI and (b) vote all of its Shares in a manner consistent with the Board Composition.

Standstill Provisions

Under the terms of the Investor Rights Agreement, during the period following the Closing and ending on the date three years following the Closing (the “Restricted Period”), Purchaser will not, and will not permit any of its Representatives (acting at its direction) or affiliates to, in any manner, effect or seek, offer or propose (whether publicly or otherwise) to effect, or announce any intention to effect or otherwise participate in, any acquisition of securities of the Company (including in derivative form) or any tender or exchange offer, merger, consolidation, business combination or other similar transaction involving the Company or any of its subsidiaries, except for acquisitions of Shares in order to offset dilution and maintain its aggregate percentage ownership in FMI. During the Restricted Period and for as long as Purchaser has the right to designate at least one Purchaser Designee, Purchaser will not, and will not permit any of its Representatives (acting at its direction) or affiliates to, (i) effect or seek, offer or propose (whether publicly or otherwise) to effect, or announce any intention to effect or otherwise participate in, any “solicitation” of “proxies” (as such terms are used in the proxy rules of the SEC) to vote any Shares in connection with the election of directors or the removal of any director, (ii) solicit, knowingly encourage or knowingly facilitate, directly or indirectly, any third party to engage in any such solicitation, or (iii) make any public statement (or statement to another stockholder of the Company) in support of any such third-party solicitation or against any of the Company’s director nominees, subject to certain limited exceptions.

Following the Restricted Period, for so long as Purchaser (together with its affiliates) owns at least 20% of the outstanding Shares:

•	Purchaser will not, and will not permit any of its Representatives (acting at its direction) or affiliates to, directly or indirectly, in any manner, effect or seek, offer or propose (whether publicly or otherwise) to effect, or announce any intention to effect or otherwise participate in, any acquisition of securities of the Company (including in derivative form) or any tender or exchange offer, merger, consolidation, business combination or other similar transaction involving the Company or any of its subsidiaries, in each case unless Purchaser (through itself or one of its affiliates) offers to purchase all of the outstanding Shares held by stockholders of the Company other than Purchaser and its affiliates (a “Purchaser Buyout Offer”);

•	prior to the fifth anniversary of the Closing, any Purchaser Buyout Offer shall be made on a confidential basis, subject to the review, evaluation and approval of a special committee of Disinterested Directors, and subject to a non-waivable condition that a majority of the Shares held by stockholders of FMI other than Purchaser and its affiliates approve the Purchaser Buyout Offer; and

•	from and after the fifth anniversary of the Closing, (i) any Purchaser Buyout Offer may be made directly to the stockholders of FMI without the review, evaluation or approval of the FMI Board or the Disinterested Directors, as long as it is subject to a non-waivable condition that a majority of the Shares held by stockholders of FMI other than Purchaser and its affiliates approve the Purchaser Buyout Offer, and (ii) if Purchaser or any of its affiliates makes a Purchaser Buyout Offer, then at any subsequent annual meeting of the stockholders of FMI (or special meeting called for the purpose of electing directors), Purchaser will be entitled to nominate any individuals who qualify as Independent Directors.

The standstill restrictions described in the preceding two paragraphs will automatically terminate if FMI enters into a definitive agreement with respect to, or the FMI Board recommends to FMI’s stockholders, a transaction pursuant to which any person or group would acquire, directly or indirectly, voting securities of FMI representing more than 20% of the aggregate voting power of all then-outstanding voting securities of FMI.

Anti-dilution Protections

Effective at the Closing, FMI has agreed to establish and maintain a stock repurchase program at all times following the Closing and to repurchase Shares in order to maintain Purchaser’s aggregate percentage ownership in FMI at no less than 50.5% of the outstanding Shares on a fully diluted basis, less any Shares transferred by Purchaser or any of its affiliates (the “Share Percentage Cap”). FMI’s obligation to maintain such stock repurchase program will terminate upon the earlier of (a) any transfer by Purchaser or any of its affiliates of Shares, following which Purchaser (together with its affiliates) beneficially owns less than 40% of the outstanding Shares on a fully diluted basis and (b) Purchaser (together with its affiliates) beneficially owning less than 30% of the outstanding Shares. If the Company fails, or is unable as a result of applicable law, to repurchase Shares as otherwise required pursuant to the stock repurchase program, the Share Percentage Cap will be increased by the percentage of the Shares on a fully diluted basis represented by any Shares that Purchaser or any of its affiliates subsequently purchases in accordance with its right to maintain its aggregate percentage ownership in FMI as described in the next paragraph.

Following the Closing and until the date on which Purchaser (together with its affiliates) beneficially owns less than 30% of the outstanding Shares, Purchaser also will hold a continuing option to purchase Shares from FMI or in the open market, at prevailing market prices, in order to maintain Purchaser’s aggregate percentage ownership in FMI at up to the Share Percentage Cap.

With respect to any rights of Purchaser under the Investor Rights Agreement or any rights of Purchaser or any of its affiliates under the Collaboration Agreements that terminate if any measure of the ownership percentage in the Company of Purchaser (together with its affiliates) falls below a certain threshold, the calculation of such ownership percentage will disregard any reduction in such ownership percentage that results from the Company’s (i) failure, or inability as a result of applicable law, to repurchase Shares as otherwise required pursuant to the stock repurchase program or (ii) provision of inaccurate information to Purchaser.

In the event FMI issues any securities and, as a result thereof, Purchaser beneficially owns less than 50.1% of the outstanding Shares on a fully diluted basis, the restrictions on Purchaser under the Investor Rights Agreement (including with respect to the agreement to vote Purchaser’s Shares, the standstill restrictions and the transfer restrictions), but not the rights of Purchaser under the Investor Rights Agreement, will immediately terminate, and Purchaser will thereafter have the ability to exercise in full its rights as a stockholder of FMI.

Registration Rights.

Following the end of the Restricted Period and prior to later of (i) the tenth anniversary of the Closing and (ii) the date on which Purchaser (together with its affiliates) ceases to beneficially own at least 10% of the outstanding Shares, Purchaser will be entitled to customary demand and piggyback registration rights, subject to customary underwriter cutbacks and other customary limitations. The Company will not be required to effect more than one demand registration during any twelve-month period (other than demand registrations on Form S-3, which will not exceed two demand registrations within any twelve-month period, and demand registrations pursuant to a shelf registration, for which an unlimited number of demand registrations shall be permitted). The Company has agreed, upon the request of Purchaser during such period and provided it is then eligible, to use commercially reasonable efforts to file, and cause to become effective, a registration statement on Form S-3.

Restrictions on Transfer of Shares.

Purchaser will not, and will not permit its affiliates to, transfer any Shares (i) during the Restricted Period and (ii) thereafter, subject to certain exceptions (including pursuant to public offerings and regular sales over NASDAQ), to any person or group, if such person or group would beneficially own in excess of 10% of the outstanding Shares following such transfer, without the prior consent of a special committee of Disinterested Directors. Following the fifth anniversary of the Closing, Purchaser will be permitted to transfer all (but not less than all) of its Shares to a third party that has made an offer to the Company or its stockholders to purchase all of the outstanding Shares if the price, form of consideration and other terms and conditions of the transfer offered to Purchaser are the same (or no more favorable) than the price, form of consideration and other terms and conditions offered to all other stockholders of the Company, other than (a) fair market consideration payable in exchange for entering into restrictive covenants and (b) commercial agreements (including with respect to transition services) on arms’-length terms, in each case that Purchaser requires as a condition to the transaction.

Confidentiality.

Each of the Company and Purchaser have agreed to customary confidentiality provisions with respect to information furnished by each party in connection with Purchaser’s investment in the Company.

Restrictions on the Company or Purchaser.

Each of Purchaser and the Company has agreed to indemnify and hold harmless the other party from and against any and all Damages caused by or relating to the existence of any contract entered into by such party that purports to limit the freedom of the other party (and its subsidiaries or affiliates, as applicable) to (i) sell any products or services to any person or in any geographic region, (ii) engage in any line of business or compete with any other person, (iii) obtain products or services from any person, (iv) solicit for employment, employ or otherwise engage any persons as a service provider, or (v) with certain exceptions, disclose or use the confidential information of any person.

Termination.

The Investor Rights Agreement will automatically terminate on the later of the date on which Purchaser beneficially owns less than 10% of the outstanding Shares and the date on which Purchaser owns no registrable securities of the Company.

Tender and Support Agreements

Simultaneously with the execution of the Transaction Agreement, Purchaser and the Existing VC Investors entered into separate tender and support agreements (the “Tender and Support Agreements”). The following summary description of the Tender and Support Agreements does not purport to be complete, may not contain all of the information that is important to you and is qualified in its entirety by reference to the Tender and Support Agreements, copies of which Purchaser has included as Exhibits (d)(3), (4) and (5) to the Schedule TO and are incorporated herein by reference. We encourage you to read the Tender and Support Agreements carefully and in their entirety.

Pursuant to the Tender and Support Agreements, each of the Existing VC Investors agreed, among other things, (a) to vote its Shares in favor of the Company Stockholder Approval, (b) to tender at least 50% of its Shares in the Offer and (c) if it would result in a higher participation in the Offer, to tender its Shares in proportion to the other stockholders of FMI who are not parties to the Tender and Support Agreements. As of the date of the Tender and Support Agreements, based on information provided by the Existing VC Investors, the Existing VC Investors beneficially owned 8,894,702 Shares in the aggregate, which, based on information provided by the Company, represents approximately 31% of the outstanding Shares as of January 11, 2015.

Pursuant to the Tender and Support Agreements, if the Shares tendered in the Offer, when combined with the Issuance Shares and existing Shares owned by Parent and its subsidiaries (including Purchaser), are not sufficient to result in the Parent and its subsidiaries (including Purchaser) owning at least 52.4% of the outstanding Shares on a fully diluted basis immediately following the Closing, certain of the Existing VC Investors who beneficially owned a total of approximately 27% of the outstanding Shares as of January 11, 2015 have agreed to tender up to 100% of their Shares in order to meet such threshold. The participation by the Existing VC Investors in the Offer is otherwise on the same terms and conditions as the other stockholders of FMI, including the Offer Price and proration provisions in the event that the Offer is over-subscribed. The Tender and Support Agreements also provide that each Existing VC Investor will not vote any of its Shares in favor of, or consent to, and will vote against and not consent to, the approval of any (A) reorganization, recapitalization, liquidation or winding-up of FMI or any other extraordinary transaction involving FMI (other than the Offer and the Issuance) or (B) action or contract that would reasonably be expected to frustrate the purpose of, impede, hinder, interfere with, prevent, delay or materially and adversely affect the consummation of the transactions contemplated by the Transaction Agreement or any of the other agreements contemplated thereby.

In furtherance of the foregoing, pursuant to the Tender and Support Agreements, each Existing VC Investor irrevocably appointed Purchaser as such committed stockholder’s attorney-in-fact and proxy to vote or execute consents with respect to its Shares in accordance with the voting agreement contained in the Tender and Support Agreements.

To the extent that any Existing VC Investor acquires beneficial ownership of any Shares during the term of the applicable Tender and Support Agreement, such Shares will become subject to the terms of the applicable Tender and Support Agreement to the same extent as though such Shares were owned by such Existing VC Investor as of the date of such Tender and Support Agreement.

While the Tender and Support Agreements remain in effect, each Existing VC Investor is prohibited from (i) subject to certain limited exceptions, transferring any Shares beneficially owned by such Existing VC Investor, (ii) soliciting, initiating or taking any action to knowingly assist, facilitate or encourage any Acquisition

Proposal, or (iii) entering into or participating in any discussions or negotiations with or furnishing any information relating to FMI to, or otherwise cooperating in any way with, or knowingly assisting, participating in, facilitating or encouraging any effort by, any third party that has made, is seeking to make or would be reasonably expected to make an Acquisition Proposal.

The Tender and Support Agreements will terminate upon the earliest of (i) the termination of the Transaction Agreement in accordance with its terms, (ii) the Acceptance Time and (iii) the parties’ mutual written consent. In addition, each Existing VC Investor may terminate its Tender and Support Agreement following any reduction to the Offer Price.

Collaboration Agreements

In connection with the Investment and simultaneously with the execution of the Transaction Agreement, FMI entered into a strategic collaboration with certain affiliates of Purchaser to develop and commercialize comprehensive molecular information and genomic analysis products for the treatment of cancer patients (the “Collaboration”) pursuant to (a) a Collaboration Agreement (the “R&D Collaboration Agreement”), by and among F. Hoffmann-La Roche Ltd (“Roche Basel”), Hoffmann-La Roche Inc. (“Roche U.S.” and together with Roche Basel, “Roche”) and FMI, (b) a US Education Collaboration Agreement (the “U.S. Education Collaboration Agreement”), by and between Genentech, Inc. (“Genentech”) and FMI, (c) an Ex-US Commercialization Agreement (the “Ex-U.S. Commercialization Agreement”), by and between Roche Basel and FMI and (d) a Binding Term Sheet for an In Vitro Diagnostics (IVD) Agreement (the “IVD Term Sheet” and, collectively with the R&D Collaboration Agreement, the U.S. Education Collaboration Agreement and the Ex-U.S. Commercialization Agreement, the “Collaboration Agreements”), by and between Roche Basel and FMI, each of which will become effective at the Acceptance Time. The following summary description of the Collaboration Agreements does not purport to be complete, may not contain all of the information that is important to you and is qualified in its entirety by reference to the Collaboration Agreements, redacted copies of which have been incorporated by reference to the Form 8-K/A filed with the Commission on February 2, 2015. We encourage you to read the Collaboration Agreements carefully and in their entirety.

Pursuant to the R&D Collaboration Agreement, FMI and Roche will collaborate on multiple programs related to the use and development of products and services for use in molecular information, immunotherapy, circulating tumor DNA, and companion diagnostics. These programs will be conducted pursuant to agreed-upon work plans and be subject to the oversight of a joint research and development committee. Under the molecular information platform program, Roche will pay FMI $85 million over five years for the molecular genomic profiling of a minimum number of cancer samples and to access FMI’s molecular information database. FMI could also receive up to approximately $74 million for the currently contemplated scope of activities related to the immunotherapy testing platform program, the circulating tumor DNA platform program and the companion diagnostics platform program. Separate and apart from the R&D Collaboration Agreement, the parties are carrying out limited work, which would continue and be paid for separately regardless of whether the Investment closes and the R&D Collaboration Agreement becomes effective. The initial term of the R&D Collaboration Agreement is five years. However, certain provisions of the R&D Collaboration Agreement may remain in effect after such initial five-year term so long as Purchaser and its affiliates own at least a majority of the outstanding Shares. Either FMI or Roche may terminate the R&D Collaboration Agreement in the event of a breach of the agreement by the other party.

Pursuant to the U.S. Education Collaboration Agreement, FMI and Genentech, a wholly owned subsidiary of Purchaser, will conduct an education support program for healthcare professionals and laboratories in the United States regarding the use of next-generation sequencing and comprehensive genomic profiling technology. Genentech will develop education materials based upon information related to comprehensive genomic profiling provided by FMI, and FMI and Genentech will share the costs related to the education support program activities. In addition, in the event FMI seeks to promote any companion diagnostic product for use with a Genentech therapeutic in the United States, Genentech will have a right of first negotiation, subject to certain conditions, with respect to the co-promotion of such companion diagnostic product. The U.S. Education Collaboration Agreement will remain in effect for five years, and either party may terminate the agreement without cause upon six months’ written notice during the first year of the term and upon three months’ written notice thereafter, and either party may terminate in the event of a breach by the other party.

Pursuant to the Ex-U.S. Commercialization Agreement, Roche will have the right to commercialize FMI’s existing clinical diagnostic testing products, including FoundationOne and FoundationOne Heme, any clinical diagnostic products developed under the R&D Collaboration Agreement and any other products upon mutual agreement. Beginning one year after the execution of the Ex-U.S. Commercialization Agreement, Roche will have the exclusive right to commercialize such products worldwide, excluding the United States and any countries Roche elects to exclude during the first year of the term. Roche also holds a right of first negotiation with respect to the commercialization of FMI’s future clinical diagnostic products, excluding in vitro diagnostic tests, companion diagnostic products developed by FMI for third parties and any standalone data or molecular information products. Roche may pay the Company an agreed amount for the right to extend the launch timeline for FoundationOne and FoundationOne Heme by specified periods in specified countries. Roche will also pay agreed upon royalties and commercial milestones. Further, if Roche fails to meet certain minimum revenue requirements for FoundationOne or FoundationOne Heme tests for three consecutive years in a specified country, FMI has the right to terminate Roche’s exclusive commercialization rights in the applicable country. The Ex-U.S. Commercialization Agreement will remain in effect for five years and may be extended by Roche for additional two-year periods. Roche shall have the right to terminate the agreement without cause upon six months’ written notice after the initial five year term, and either party may terminate the agreement in the event of breach by the other party.

Pursuant to the IVD Term Sheet, FMI and Roche have agreed to use commercially reasonably efforts to negotiate and enter into a definitive agreement within one year after the closing of the Investment (unless such period is extended by mutual agreement of the parties) regarding a non-exclusive collaboration to develop and commercialize in vitro diagnostic versions of certain existing Company products, including FoundationOne and FoundationOne Heme, and future Company products, including those developed under the R&D Collaboration Agreement (the “IVD Kits”). The IVD Term Sheet provides that FMI may not develop IVD Kits that use a sequencing platform owned or controlled by Roche for internal purposes or with third parties without the prior written consent of Roche. The IVD Term Sheet contemplates that Roche will bear all development costs related to the development of the Roche sequencing platform. The IVD Term Sheet will control this relationship between the parties until the parties enter into a definitive agreement or mutually agree to terminate their relationship.

Tax Sharing Agreement

Simultaneously with the execution of the Transaction Agreement, FMI entered into a Tax Sharing Agreement (the “Tax Sharing Agreement”) with Purchaser with respect to the inclusion of FMI and its subsidiaries with Purchaser and/or one or more subsidiaries of Purchaser in consolidated, combined or unitary income tax groups for certain state and local tax jurisdictions following the Closing. The following summary description of the Tax Sharing Agreement does not purport to be complete, may not contain all of the information that is important to you and is qualified in its entirety by reference to the Tax Sharing Agreement, a copy of which Purchaser has included as Exhibit (d)(6) to the Schedule TO and is incorporated herein by reference. We encourage you to read the Tax Sharing Agreement carefully and in its entirety.

Pursuant to the Tax Sharing Agreement, which will become effective as of the date on which the Acceptance Time occurs, FMI and Purchaser have agreed to make payments such that the net amount paid by FMI on account of Purchaser’s consolidated, combined or unitary taxes in respect of such state and local tax jurisdictions generally will be approximately equal to the amounts that FMI and its subsidiaries would have paid on account of income taxes in such jurisdictions if FMI and its subsidiaries were not related to Purchaser by stock ownership and filed income tax returns separately from Purchaser in such jurisdictions. FMI and its subsidiaries will not be included in Purchaser’s consolidated group for federal income tax purposes as a result of the Offer and the Issuance.

The Confidentiality Agreement

FMI and Purchaser entered into a confidentiality agreement dated as of September 4, 2014 (the “Confidentiality Agreement”). The following summary description of the Confidentiality Agreement does not purport to be complete, may not contain all of the information that is important to you and is qualified in its entirety by reference to the Confidentiality Agreement, a copy of which Purchaser has included as Exhibit (d)(7) to the Schedule TO and is incorporated herein by reference. We encourage you to read the Confidentiality Agreement carefully and in its entirety.

As a condition to being furnished Evaluation Material (as defined in the Confidentiality Agreement), Purchaser agreed, subject to certain exceptions, that for a period of two years from the date of the Confidentiality Agreement, Purchaser and its representatives would keep such Evaluation Material confidential and use it solely for the purpose of evaluating, negotiating and/or implementing a possible business combination transaction and/or various collaborations with the Company. The Confidentiality Agreement also restricts for a period of twelve months (subject to earlier termination upon the occurrence of certain events) the ability of Purchaser and certain of its affiliates to, among other things: (a) propose (i) any merger, consolidation, business combination, tender or exchange offer, purchase of the Company’s assets or businesses, or similar transactions involving the Company or (ii) any recapitalization, restructuring, liquidation or other extraordinary transaction with respect to the Company; (b) acquire beneficial ownership of any securities (including in derivative form) of the Company (collectively, a transaction specified in clause (a)(i), (a)(ii) or (b) involving a majority of the Company’s outstanding voting securities or assets representing a majority of the consolidated earning power of the Company and its subsidiaries, is referred to as a “Business Combination”); (c) propose or seek, whether alone or in concert with others, any “solicitation” of “proxies” (as such terms are used in the proxy rules of the SEC) or consents to vote any securities of the Company; (d) directly or indirectly, form, join or in any way participate in a third party “group” (as such term is defined in Section 13(d)(3) of the Exchange Act) with respect to any securities (including in derivative form) of the Company or a Business Combination involving the Company; or (e) take any action that would reasonably be expected to require the Company to make a public announcement regarding a potential Business Combination. The Confidentiality Agreement also restricts for a period of twelve months the ability of Purchaser and certain of its affiliates to hire or solicit for hire certain employees of the Company or any its subsidiaries. The Confidentiality Agreement will terminate as of the Acceptance Time.

Amendment to Existing Investor Rights Agreement

In connection with the Pre-IPO Investment, Roche Finance Ltd, an affiliate of Purchaser, entered into an investors’ rights agreement (the “Existing IRA”), which grants the investors listed therein (including Roche Finance Ltd), among other things, customary demand and piggyback registration rights, subject to customary underwriter cutbacks and other customary limitations.

In connection with the Investment and simultaneously with the execution of the Transaction Agreement, FMI entered into an amendment to the Existing IRA (the “Amendment to Existing IRA”), which provides, among other things, that the registration rights and cutback provisions provided in the Existing IRA will be amended to accommodate the registration rights and cutback provisions provided in the Investor Rights Agreement. See “The Offer—Section 13—The Transaction Documents—Investor Rights Agreement”.

14.	Dividends and Distributions.

As discussed in “—Section 13—The Transaction Documents—The Transaction Agreement—Operating Covenants,” pursuant to the Transaction Agreement, from the date of the Transaction Agreement until the consummation of the Offer and the Issuance, except as (i) expressly required by the Transaction Agreement, (ii) disclosed in the confidential disclosure schedules that FMI delivered to Purchaser, or (iii) consented to in writing by Purchaser, FMI has agreed not to, and has agreed not to permit any of its subsidiaries to, subject to certain exceptions:

•	declare, set aside or pay any dividends or other distributions (whether in cash, stock or property) in respect of, any of its capital stock, other than dividends payable by a direct or indirect wholly owned subsidiary of FMI to its parent;

•	split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock; or

•	repurchase, redeem or otherwise acquire any shares of its capital stock or options, warrants, convertible or exchangeable securities, stock-based units (performance-based or otherwise) or other rights to acquire any such shares of capital stock.

15.	Conditions to the Offer.

Notwithstanding any other provision of the Offer, Purchaser shall not be required to accept for payment or pay for any Shares pursuant to the Offer, if:

(a)	the Transaction Agreement shall have been terminated in accordance with its terms;

(b)	immediately prior to the Acceptance Time:

(i)	the Minimum Condition is not satisfied;

(ii)	the expiration or termination of the applicable waiting period (and any extension thereof) or receipt of clearance under the HSR Act or any other Antitrust Law and, in each case, any such waiting period shall not have terminated or expired, or any such notice or approval shall not have been obtained, subject to or conditioned upon (1) any limitation on the ability of Purchaser or any of its affiliates effectively to exercise full rights of ownership of the Shares to be acquired by Purchaser in the Offer or the Issuance, including the right to vote any such Shares on all matters properly presented to FMI’s stockholders or the exercise any of its rights under the Investor Rights Agreement (as defined below), or (2) any requirement that Purchaser, FMI or any of their respective affiliates to take any action not required to be taken pursuant to the Transaction Agreement;

(iii)	the Company Stockholder Approval has not been obtained;

(iv)	the certificate of incorporation of FMI will not been amended as of the Acceptance Time in accordance with the Company Charter Amendment or the FMI Board will not be composed as of the Closing as set forth in the Investors Rights Agreement (see “The Offer—Section 13—The Transaction Documents—Investor Rights Agreement”);

(v)	the consummation of the transactions contemplated by the Issuance will not occur immediately following the Acceptance Time; or

(vi)	the Issuance Shares have not been approved for listing on NASDAQ, subject to official notice of issuance; or

(c)	immediately prior to the Acceptance Time, any of the following conditions exists:

(i)	any applicable law, judgment or order other than the application of the HSR Act and any other Antitrust Law, directly or indirectly (A) renders illegal, delays materially or otherwise directly or indirectly restrains or prohibits the making of the Offer, the acceptance for payment of or payment for some or all of the Shares by Purchaser or the consummation of the Issuance, (B) imposes or confirms any limitation on the ability of Purchaser or any of its affiliates effectively to exercise full rights of ownership of the Shares to be acquired by Purchaser in the Offer or the Issuance, including the right to vote any such Shares on all matters properly presented to FMI’s stockholders or exercise any of its rights under the Investor Rights Agreement, or (C) compels Purchaser, FMI or any of their respective affiliates to take any action not required to be taken (or not permitted to be taken without Purchaser’s consent) pursuant to the terms of the Transaction Agreement;

(ii)	there shall be instituted or pending any proceeding by any governmental authority that seeks any remedy described in clauses (A) through (C) of paragraph (c)(i);

(iii)	(A) any of the representations and warranties of FMI relating to capitalization are not true and correct in all but de minimis respects, (B) any of the representations and warranties of FMI relating to non-contravention with respect to one specified contract or relating to certain representations and warranties of FMI with respect to another specified contract (in each case disregarding all materiality and Company Material Adverse Effect (as defined in the Transaction Agreement) qualifications contained therein) are not true and correct in all material respects, (C) any of the representations and warranties of FMI relating to corporate existence and power, corporate authorization, subsidiaries and other equity interests, stockholders’, investors’ rights or similar agreements, brokers’ and finders’ fees, opinion of financial advisor and antitakeover statutes that are qualified as to materiality or a Company Material Adverse Effect are not true and correct in all respects and any such representations and warranties that are not so qualified shall not be true and correct in all material respects, (D) the representations and warranties of FMI relating to the non-occurrence of a Company Material Adverse Effect are not true and correct in all respects or (E) any of the other representations and warranties of FMI (disregarding all materiality and Company Material Adverse Effect qualifications contained therein) are not true and correct with, in the case of this clause (E) only, only such exceptions as have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, in each case as of the date of the Transaction Agreement and at and as of immediately prior to the Acceptance Time as if made at and as of such time (other than any such representation and warranty that by its terms addresses matters only as of another specified time, which shall be true only as of such time);

(iv)	FMI shall have breached or failed to perform in all material respects any of its obligations under the Transaction Agreement;

(v)	there shall have occurred any event, occurrence, development or state of circumstances or facts which, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect;

(vi)	Purchaser shall not have received a certificate executed by an authorized executive officer of FMI dated as of the date on which the Offer expires certifying that the Offer conditions specified in paragraphs (c)(iii), (c)(iv) and (c)(v) do not exist;

(vii)	the Amendment to Existing IRA shall not be in full force and effect;

(viii)	the Tax Sharing Agreement shall have terminated (or shall otherwise not be in full force and effect) or there shall have occurred any event, occurrence or other fact or circumstance which prevents or prohibits the Tax Sharing Agreement from becoming effective as of the Acceptance Time in accordance with the terms thereof; or

(ix)	any of the other documents contemplated by the Transaction Agreement, shall have terminated (or shall otherwise not be in full force and effect) or there shall have occurred any event, occurrence or other fact or circumstance which prevents or prohibits any such documents from becoming effective as of the Acceptance Time in accordance with the terms thereof.

The Offer conditions set forth above in paragraphs (b)(ii)(B) (solely with respect to limitations on, or actions required to be taken by, Purchaser or its affiliates), (b)(iv), (b)(vi), (c)(i)(B), (c)(i)(C) (solely with respect to actions required to be taken by Purchaser or its affiliates), (c)(ii) (with respect to the remedies described in paragraphs (c)(i)(B) and (c)(i)(C) (and, with respect to paragraph (c)(i)(C), solely with respect to actions or proceedings seeking to require action to be taken by Purchaser or its affiliates), (c)(iii), (c)(iv), (c)(v), (c)(vi), (c)(vii) and (c)(viii) are for the sole benefit of Purchaser and, subject to the applicable rules and regulations of the SEC, may be waived by Purchaser, in whole or in part, at any time, at the sole discretion of Purchaser. All other Offer conditions may be waived by Purchaser only with the prior written consent of FMI.

16.	Certain Legal Matters; Regulatory Approvals.

Regulatory Matters

General

Based on our examination of publicly available information filed by FMI with the SEC and other publicly available information concerning FMI, we are not aware of any governmental license or regulatory permit that appears to be material to FMI’s business that might be adversely affected by our acquisition of Shares pursuant to the Offer or, except as set forth below, of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for our acquisition or ownership of Shares pursuant to the Offer or Issuance. Should any such approval or other action be required or desirable, we currently contemplate that, except as described below under “—State Takeover Statutes,” such approval or other action will be sought. However, except as described under “—U.S. Antitrust,” there is no current intent to delay the purchase of Shares tendered in the Offer pending the outcome of any such matter. We are unable to predict whether we will determine that we are required to delay the acceptance for payment of or payment for Shares tendered in the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained (with or without substantial conditions) or that if such approvals were not obtained or such other actions were not taken adverse consequences might not result to FMI’s business or certain parts of FMI’s business might not have to be disposed of, any of which may give us the right to terminate the Offer without the purchase of Shares thereunder. Our obligation under the Offer to accept for payment and pay for Shares is subject to the conditions set forth in “Section 15—Conditions to the Offer.”

State Takeover Statutes

As a Delaware corporation, FMI is subject to Section 203 of the DGCL. In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include certain issuances of capital stock, and increases in proportionate share ownership and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the date such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” FMI has represented to us in the Transaction Agreement that it has no “rights plan,” “rights agreement,” or “poison pill” in effect and that it has taken all action necessary to exempt the execution, delivery and performance of the Transaction Agreement and the consummation of the Offer, the Issuance and any other transaction contemplated by the Transaction Agreement from Section 203 of the DGCL, and, accordingly, neither Section 203 of the DGCL nor any other “control share acquisition,” “fair price,” “moratorium” or other antitakeover or similar applicable law enacted under U.S. state or federal laws apply to the Transaction Agreement or any other Transaction Document, as defined in the Transaction Agreement, or any of the transactions contemplated hereby or thereby.

In addition to Section 203 of the DGCL, a number of other states have adopted laws which purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or which have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. FMI, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which may have enacted such laws. Except as described herein, we do not know whether any of these laws will, by their terms, apply to the Offer or the Issuance, and we have not attempted to comply with any such laws. To the extent that certain provisions of these laws purport to apply to the Offer or the Issuance, we believe that there are reasonable bases for contesting the application of such laws.

If any government official or third party seeks to apply any state takeover law to the Offer or the Issuance, we will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. If it is asserted that one or more state takeover statutes is applicable to the Offer or the Issuance and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Issuance, we may be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and we may be unable to accept for payment or pay for Shares tendered in the Offer, or be delayed in continuing or consummating the Offer or the Issuance. In such case, we may not be obligated to accept for payment or pay for any tendered Shares. See “Section 15—Conditions to the Offer.”

U.S. Antitrust

Under the HSR Act and the rules that have been promulgated thereunder, certain acquisition transactions may not be consummated unless Premerger Notification and Report Forms (“Report Forms”) have been filed with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the United States Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer and the Issuance is subject to such requirements.

On January 26, 2015, we filed a Report Form under the HSR Act with respect to the Offer and the Issuance with the Antitrust Division and the FTC. The waiting period applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 p.m., New York City time, on the 30th calendar day from the time of filing, but this period may be shortened if the FTC or the Antitrust Division, as applicable, grants “early termination” of the waiting period, or it may be lengthened if Purchaser voluntarily withdraws and refiles its Premerger Notification and Report Form in order to restart the 30-day waiting period, or if the reviewing agency issues a formal request for additional information and documentary material. If such a request is made, the waiting period will be extended until 11:59 p.m., New York City time, ten calendar days after substantial compliance with such request. Thereafter, such waiting period can be extended only by court order or agreement of FMI, Purchaser and the Antitrust Division or the FTC, as applicable.

Other Antitrust Approvals

Except as described above, we are not currently aware of any antitrust or merger control statutes or regulations of foreign countries that would require the filing of information with, or the obtaining of the approval of, antitrust or competition authorities therein with respect to the purchase of Shares pursuant to the Offer or the Issuance.

Regulatory Review

The Antitrust Division and the FTC frequently scrutinize the legality of transactions such as the Offer or the Issuance under applicable antitrust and competition laws. At any time before or after the consummation of any such transactions, these authorities could take such actions as they deem necessary or desirable, including seeking to enjoin the purchase of Shares pursuant to the Offer or the Issuance, divestiture of the Shares so acquired or divestiture of Parent’s or FMI’s assets. In some cases, private parties may also bring legal action under the antitrust laws. There can be no assurance that a challenge to the Offer or the Issuance on antitrust or competition grounds will not be made, or if such a challenge is made, what the result will be. If any applicable waiting period has not expired or been terminated or any termination or approval required to consummate the Offer or the Issuance has not been obtained, we will not be obligated to accept for payment or pay for any tendered Shares unless and until such approval or termination has been obtained or such applicable waiting period has expired or been terminated. See “Section 15—Conditions to the Offer” for certain conditions to the Offer, including conditions with respect to certain governmental actions and “—Section 13—The Transaction Documents—The Transaction Agreement—Termination” for certain termination rights pursuant to the Transaction Agreement with respect to certain governmental actions.

Regulatory Undertakings

Under the Transaction Agreement, each of Purchaser and the Company has agreed to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable law to consummate the transactions contemplated by the Transaction Agreement, including (i) preparing and filing as promptly as practicable with any governmental authority or other third party all documentation to effect all necessary filings and (ii) obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any governmental authority or other third party that are necessary, proper or advisable to consummate the transactions contemplated by the Transaction Agreement. Each of Purchaser and the Company have agreed to make any appropriate filings pursuant to any applicable law designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, restraint of trade or lessening of competition through acquisition or agreement (including a Notification and Report Form pursuant to the HSR Act) with respect to the transactions contemplated by the Transaction Agreement as promptly as practicable (and in any event by January 26, 2015.

However, Purchaser and the Company have agreed that neither Purchaser nor the Company shall be required to (and neither the Company nor any of its subsidiaries shall without Purchaser’s prior written consent) (A) divest or otherwise hold separate (including by establishing a trust or otherwise), or take, cause to be taken or refrain from taking any other action (or otherwise agreeing to do any of the foregoing) with respect to, any of Purchaser’s or the Company’s or any of their respective affiliates’ businesses, assets or properties, (B) enter into any settlement, undertaking, consent decree, stipulation or agreement with any governmental authority in connection with the transactions contemplated by the Transaction Agreement, (C) litigate, challenge or take any action with respect to any action or proceeding by any governmental authority or (D) agree to do any of the foregoing.

Each of Purchaser and the Company have agreed, to the extent permitted by applicable law, to use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing and in connection with any investigation or other inquiry, including any proceeding initiated by a private party, (ii) promptly inform the other party of any filing or communication received from, or intended to be given to, any governmental authority and of any material communication received or intended to be given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated by the Transaction Agreement, and prior to submitting any filing, substantive written communication, correspondence or other information or response by such party to any governmental authority or in connection with any proceeding by a private party, the submitting party shall permit the other party and its counsel the opportunity to review as reasonably in advance as practicable under the circumstances, and consider in good faith the comments of the other party in connection with, any such filing, communication or inquiry, and each of the Company and Purchaser shall furnish each other with a copy of any filing, communication or, if in written form, inquiry, it or any of its affiliates makes to or receives from any governmental authority or in connection with any proceeding by private party, in each case regarding any of the transactions contemplated by the Transaction Agreement, and (iii) consult with each other in advance of any meeting or conference with any such governmental authority or, in connection with any proceeding by a private party, with any other person, and to the extent reasonably practicable, give the other party the opportunity to attend and participate in such meetings and conferences.

17.	Fees and Expenses.

Citigroup Global Markets Inc. (“Citigroup Global Markets”) has provided certain financial advisory services to Purchaser in connection with the transactions contemplated by the Transaction Agreement, for which financial advisory services Citigroup Global Markets will receive reasonable and customary compensation. We have also agreed to reimburse Citigroup Global Markets for certain reasonable out-of-pocket expenses and to indemnify Citigroup Global Markets against certain liabilities, including certain liabilities under the U.S. federal securities laws. In the ordinary course of business, Citigroup Global Markets and their respective successors and affiliates may trade Shares for their own accounts and accounts of customers, and, accordingly, may at any time hold a long or short position in the Shares.

We have retained MacKenzie Partners, Inc. to act as the Information Agent and Citibank, N.A., to act as the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone and personal interviews and may request brokers, dealers, commercial banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners. The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection therewith, including certain liabilities under the U.S. federal securities laws.

We will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent and the Depositary) for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by us for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

18.	Miscellaneous.

The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any U.S. or foreign jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. In those jurisdictions where the applicable laws require that the Offer be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser. We are not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If we become aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares, we will make a good faith effort to comply with that state statute. If, after a good faith effort, we cannot comply with the state statute, we will not make the Offer to, nor will we accept tenders from or on behalf of, the holders of Shares in that state.

No person has been authorized to give any information or make any representation on behalf of Purchaser, Parent or any of their respective affiliates not contained in this Offer to Purchase or in the related Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

We have filed with the SEC a Schedule TO, together with exhibits thereto, furnishing certain additional information with respect to the Offer, and may file amendments to our Schedule TO. In addition, FMI has filed the Schedule 14D-9 pursuant to Rule 14d-9 under the Exchange Act, together with exhibits thereto, setting forth the FMI Board Recommendation and furnishing certain additional related information. Our Schedule TO and the Schedule 14D-9 and any exhibits or amendments thereto may be examined and copies may be obtained from the SEC in the manner described in “—Section 8—Certain Information Concerning FMI” and “—Section 9—Certain Information Concerning Purchaser and Parent” above.

Roche Holdings, Inc.

February 2, 2015

SCHEDULE I

DIRECTORS, EXECUTIVE OFFICERS AND CONTROLLING

SHAREHOLDERS OF PARENT

The name, country of citizenship, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Roche Holding Ltd, of which Purchaser is an indirect wholly owned subsidiary, are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to a position with Roche Holding Ltd. The business address of each director, executive officer and controlling shareholder is Grenzacherstrasse 124, CH-4070, Basel, Switzerland. Directors are identified by an asterisk and controlling shareholders are identified with a cross.

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History	Country of Citizenship
Dr. Christoph Franz*	54	Dr. Franz has been a director since 2011 and Chairman of the Board since March 2014. He was a member of the Executive Board of Lufthansa Group and Deputy Chairman of Deutsche Lufthansa AG from June 1, 2009 to December 31, 2010. From 2011 until April 30, 2014 he was Chairman of the Executive Board of Lufthansa and CEO of Deutsche Lufthansa AG.	Germany

André Hoffmann*†	56	Mr. Hoffmann has been a director since 1996 and is Non-Executive Vice-President. Mr. Hoffmann has served as Non-Executive Vice-President of Givaudan Ltd. since March 2000. He has been President of Massellaz SA since November 1999.	Switzerland

Dr. Andreas Oeri*†	65	Dr. Oeri has been a director since 1996. He is an orthopaedic surgeon.	Switzerland

Prof. Dr. Pius Baschera*	64	Prof. Dr. Baschera has been Chairman of the Board of Directors of Hilti Corporation since 2007.	Switzerland and Italy

Prof. Sir John Irving Bell*	62	Prof. Sir John Bell has served as the Regius Professor at the University of Oxford since 2002 and as a Professor since 1987.	United Kingdom and Canada

Paul Bulcke*	60	Mr. Bulcke has been Chief Executive Officer of Nestlé S.A. since April 2008.	Belgium

Dame DeAnne Julius*	65	Dame DeAnne Julius is self-employed. She was a Non-Executive Director of BP plc from November 29, 2001 to April 14, 2011. She was a Non-Executive Director of Deloitte & Touche LLP from July 1, 2011 to June 30, 2014.	United Kingdom and USA

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History	Country of Citizenship
Dr. Severin Schwan*	47	Dr. Schwan has served as Chief Executive Officer of the Roche Group since 2008.	Austria

Peter R. Voser*	56	Mr. Voser is a retiree. He was Chief Executive Officer of Royal Dutch Shell plc. from July 2009 to March 31, 2014. From October 2004 to June 30, 2009 he was Chief Financial Officer of Royal Dutch Shell plc.	Switzerland

Prof. Dr. Beatrice Weder di Mauro*	49	Prof. Dr. Weder di Mauro has served as a Professor at the Johannes Gutenberg University of Mainz since 2001.	Switzerland and Italy

Daniel O’Day	50	Mr. O’Day has served as Chief Operating Officer of the Pharmaceuticals Division since September 2012 and as a member of the Corporate Executive Committee. He previously served as Chief Operating Officer of the Diagnostics Division from January 2010 until August 30, 2012 and as President & CEO of Roche Molecular Diagnostics from 2006 until December 31, 2009.	USA

Roland Diggelmann	47	Mr. Diggelmann has served as Chief Operating Officer of the Diagnostics Division and as a member of the Corporate Executive Committee since 2012. He previously served as Head Roche Diagnostics Region Asia Pacific from 2008 until 2012.	Switzerland

Dr. Alan Hippe	48	Dr. Hippe has served as Chief Financial and IT Officer since April 2011 and is a member of the Corporate Executive Committee. He was CFO of ThyssenKrupp AG from 2009 until March 2011.	Germany

Silvia Ayyoubi	61	Ms. Ayyoubi has served as Head of Group Human Resources and as a member of the Corporate Executive Committee since 2008.	Switzerland

2

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History	Country of Citizenship
Dr. Gottlieb A. Keller	60	Dr. Keller has served as General Counsel since 2008. He also serves as a member of the Corporate Executive Committee.	Switzerland

Dr. Michael D. Varney	56	Dr. Varney has served as Head of Genentech Research and Early Development (gRED) since 2015. He is a member of the Enlarged Corporate Executive Committee.	USA

Prof. Dr. John C. Reed	56	Prof. Dr. Reed has served as Head of Roche Pharma Research and Early Development (pRED) and as a member of the Roche Enlarged Corporate Executive Committee since April 2013. Prof. Reed previously served as Chief Executive Officer at Sanford-Burnham Medical Research Center from 2002 until 2013.	USA

Dr. Sophie Kornowski-Bonnet	51	Dr. Kornowski-Bonnet has served as Head of Roche Partnering since February 2012. She also serves as a member of the Roche Enlarged Corporate Executive Committee. From 2007 to January 2012, Dr. Kornowski-Bonnet served as General Manager for Roche France.	France

Osamu Nagayama	67	Mr. Nagayama has served as Chairman of the Board of Directors, President and Chief Executive Officer of Chugai Pharmaceutical Co., Ltd. since 2012. He is also a member of the Roche Enlarged Corporate Executive Committee. Since June 2010 he has been a Board member of Sony Corporation. Since September 1998 he has been a Board member of Nippon Research Center.	Japan

Dr. Stephan Feldhaus	52	Dr. Feldhaus serves as Head of Group Communications and as a member of the Roche Enlarged Corporate Executive Committee. He previously served as Head of Communications for the Healthcare Sector of Siemens AG from 2006 until 2010.	Germany

Vera Michalski-Hoffmann†	60	Ms. Michalski-Hoffmann is Head of Libella SA, a publishing group.	Switzerland

Marie-Anne (Maja) Hoffmann†	58	Ms. Hoffmann is President of the Board of Foundation, LUMA Foundation.	Switzerland

3

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History	Country of Citizenship
Sabine Duschmalé-Oeri†	64	Ms. Duschmalé-Oeri engages in volunteer work and is involved in a number of cultural and social foundations.	Switzerland

Catherine Oeri Kessler†	63	Ms. Oeri is therapist. She is also Chairman of Foundation Board of Stiftung Wolf. She is also a Member of the Board of the Basel Zoo.	Switzerland

Dr. Jörg Duschmalé†	30	Mr. Duschmalé is a Doctor in Chemistry, currently pursuing postgraduate education.	Switzerland

Lukas Duschmalé†	29	Mr. Duschmalé is currently a full-time student.	Switzerland

4

DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Purchaser are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to a position with us. The business address of each director and executive officer of Purchaser is 1 DNA Way, MS #24, South San Francisco, CA 94080. Directors are identified by an asterisk.

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History	Country of Citizenship
Dr. Severin Schwan*	47	Dr. Schwan has served as Chief Executive Officer of the Roche Group since 2008.	Austria

Dr. Alan Hippe*	48	Dr. Hippe has served as Chief Financial and IT Officer since April 2011, and is a member of the Corporate Executive Committee.	Germany

Bruce Resnick*	52	Mr. Resnick serves as a Director of Roche Holdings, Inc. He also serves as Vice President, Treasurer, Assistant Secretary and Senior Tax Counsel for Roche Holdings, Inc.	USA

David P. McDede*	58	Mr. McDede serves as a Director of Roche Holdings, Inc. He also serves as Vice President and Treasurer of Hoffman La-Roche Inc.	USA

Frederick C. Kentz III*	63	Mr. Kentz serves as a Director, Vice President, Secretary and General Counsel of Roche Holdings, Inc. He also serves as Senior Vice President, member of the Executive Committee, Secretary, Chief Compliance Officer and Head of Legal Affairs, North America for Genentech, Inc.	USA

Roger Brown*	53	Mr. Brown serves as a Director of Roche Holdings, Inc. He also serves as Vice President, Tax and Assistant Secretary of Roche Holdings, Inc. He also serves as Senior Director of Tax for Genentech, Inc.	USA

5